NOTICE OF ANNUAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT INFORMATION CIRCULAR

in respect of the

ANNUAL MEETING OF SHAREHOLDERS
OF HUDBAY MINERALS INC.
TO BE HELD ON
MAY 4, 2017
___________________________________

MARCH 31, 2017

HUDBAY MINERALS INC.
NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an annual meeting of shareholders (the “Meeting”) of Hudbay Minerals Inc. (“Hudbay”) will be held at St. Andrew’s Club & Conference Centre, Conservatory Lounge, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9 on Thursday, May 4, 2017 at 2:00 p.m. (Eastern Time), for the following purposes:

1.	to receive Hudbay’s audited consolidated financial statements for the years ended December 31, 2016 and 2015 and the auditor’s report thereon;
2.	to elect the directors of Hudbay;
3.	to appoint Deloitte LLP as Hudbay’s auditor for the ensuing year and to authorize the Board of Directors, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration;
4.	to consider and, if deemed appropriate, to approve a non-binding advisory resolution on executive compensation; and
5.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the accompanying management information circular.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy so that as large a representation as possible may be had at the Meeting.

Hudbay’s Board of Directors has fixed the close of business on March 27, 2017 as the record date, being the date for the determination of the registered holders of Hudbay common shares entitled to receive notice of and vote at the Meeting or any postponement or adjournment thereof. Shareholders who acquire common shares after March 27, 2017 should make arrangements with the selling shareholder to direct how such common shares will be voted at the Meeting.

Proxies to be used or acted upon at the Meeting or any postponement or adjournment thereof must be deposited with Hudbay’s transfer agent, TSX Trust Company, by completing and delivering the form of proxy in accordance with the instructions indicated thereon, no later than 2:00 p.m. (Eastern Time) on May 2, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

DATED at Toronto, Ontario this 31st day of March, 2017.

By Order of the Board of Directors

W. Warren Holmes, Chairman

MANAGEMENT INFORMATION CIRCULAR

This management information circular (“Circular”) is furnished in connection with the solicitation of proxies by and on behalf of the management of Hudbay Minerals Inc. for use at the annual meeting of shareholders (the “Meeting”) to be held on Thursday, May 4, 2017 at 2:00 p.m. (Eastern Time) at St. Andrew’s Club & Conference Centre, Conservatory Lounge, 150 King Street West, 16th Floor, Toronto, Ontario, M5H 1J9, or at any postponement or adjournment thereof. The Meeting has been called for the purposes set forth in the Notice of Annual Meeting of Shareholders (the “Notice of Meeting”) that accompanies this Circular.

References in this Circular to “we”, “us”, “our” and similar terms, as well as references to “Hudbay”, refer to Hudbay Minerals Inc. and references to “Board” refer to our board of directors. Unless otherwise indicated, the information in this Circular is given as at March 31, 2017 and all dollar references in this Circular are to Canadian dollars, unless otherwise stated.

GENERAL PROXY INFORMATION

This Circular provides the information you need to vote at the Meeting.

•	If you are a registered holder of our common shares (each, a “Hudbay Share”), a form of proxy is enclosed that you can use to vote at the Meeting or you may attend in person.
•

If you are a non-registered holder and your Hudbay Shares are held by an intermediary (such as a broker or financial institution), you may receive either a form of proxy or voting instruction form and should follow the instructions provided with such form.

These materials are being sent to both registered and non-registered owners of Hudbay Shares. If you are a non-registered owner, and we or our agent have sent these materials directly to you, your name, address and information about your share holdings have been obtained in accordance with applicable securities regulatory requirements from the intermediary holding the shares on your behalf. By choosing to send these materials to you directly, we (and not the intermediary holding on your behalf) have assumed responsibility for (i) delivering these materials to you, and (ii) providing you with a form of proxy so you can vote your Hudbay Shares at the Meeting. See “Voting Information – Voting Your Common Shares”.

The solicitation of proxies will be primarily by mail, but proxies may also be solicited in person, by telephone or other form of correspondence. The cost of preparing and mailing this Circular and other materials relating to the Meeting and the cost of soliciting proxies has been or will be borne by us.

VOTING INFORMATION

VOTING MATTERS

At the Meeting, shareholders are voting on the:

•	election of directors;

•	appointment of our auditor for 2017 and the authorization of our Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and

•	approval of a non-binding advisory resolution on executive compensation.

2017 MANAGEMENT INFORMATION CIRCULAR | 1

WHO CAN VOTE

The record date for the Meeting is March 27, 2017. Our transfer agent has prepared a list, as of the close of business on the record date, of the registered holders of Hudbay Shares. A holder of Hudbay Shares whose name appears on such list is entitled to vote the shares on such list at the Meeting. Each Hudbay Share entitles the holder to one vote on each item of business identified in the Notice of Meeting.

VOTING YOUR COMMON SHARES

All shareholders are advised to carefully read the voting instructions below that are applicable to them.

Registered Shareholders

If you were a registered shareholder on the record date, you may vote in person at the Meeting or give another person authority to represent you and vote your shares at the Meeting, as described below under the heading ‘‘Voting Your Common Shares by Proxy’’.

Non-Registered Shareholders

It is possible that your Hudbay Shares may be registered in the name of an intermediary, which is usually a trust company, securities broker or other financial institution. If your shares are registered in the name of an intermediary, you are a non-registered shareholder. Your intermediary is entitled to vote the Hudbay Shares held by it and beneficially owned by you on the record date. However, it must first seek your instructions as to how to vote your Hudbay Shares or otherwise make arrangements so that you may vote your Hudbay Shares directly. An intermediary is not entitled to vote the Hudbay Shares held by it without written instructions from the beneficial owner. You may vote your Hudbay Shares through your intermediary or in person by taking the appropriate steps, which are the same for objecting beneficial owners (“OBO”) and non-objecting beneficial owners (“NOBO”) of Hudbay Shares. You are an OBO if you have not allowed your intermediary to disclose your ownership information to us. You are a NOBO if you have provided instructions to your intermediary to disclose your ownership information to us.

NOBOs and OBOs

NOBOs and OBOs should carefully review the instructions provided to them by their intermediary regarding how to provide voting instructions or how to obtain a proxy with respect to their Hudbay Shares. Such shareholders may also wish to contact their intermediary directly in order to obtain instructions regarding how to vote Hudbay Shares that they beneficially own.

Please note that if you are a NOBO or an OBO and you wish to attend the Meeting, you will not be recognized at the Meeting for the purpose of voting Hudbay Shares registered in the name of an intermediary unless you appoint yourself as a proxyholder. In order to do this, you should follow the instructions on the voting instruction form (“VIF”) and, in so doing, specify your own name as the person whom you are appointing as proxy for the purposes of voting your Hudbay Shares. You are reminded that any voting instructions should be communicated to your intermediary in accordance with the procedures set out in the VIF well in advance of the deadline for the receipt of proxies.

VOTING YOUR COMMON SHARES BY PROXY

If you will not be at the Meeting or do not wish to vote in person, you may vote by using the enclosed form of proxy or VIF. A proxy or VIF must be properly completed in writing and must be executed by you or by your attorney authorized in writing.

2 | HUDBAY MINERALS INC.

Deadline for Proxies

Any proxy to be used at the Meeting must be received by Hudbay’s transfer agent, TSX Trust Company, prior to 2:00 p.m. (Eastern Time) on May 2, 2017, or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

Registered shareholders may provide their voting instructions by any of the following means:

•	by mail to TSX Trust Company, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1 (a pre- paid, pre-addressed return envelope is enclosed);
•	by hand or by courier to TSX Trust Company, Suite 300, 200 University Avenue, Toronto, Ontario M5H 4H1;
•	by fax to +1 416-595-9593; or
•	by internet at www.voteproxyonline.com.

Non-registered shareholders may provide their voting instructions by mail, by telephone or online by following the instructions in the enclosed VIF.

Your Proxy Vote

On the form of proxy, you can indicate how you want to vote your Hudbay Shares, or you can let your proxyholder decide for you.

All Hudbay Shares represented by properly completed proxies received by Hudbay’s transfer agent, TSX Trust Company, no later than 2:00 p.m. (Eastern Time) on May 2, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting will be voted for, against or withheld from voting, in accordance with your instructions as specified in the proxy, on any ballot votes that take place at the Meeting. Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

If you give directions on how to vote your Hudbay Shares on your form of proxy, your proxyholder must vote your Hudbay Shares according to your instructions. If you have not specified how to vote on a particular matter on your form of proxy, your proxyholder can vote your Hudbay Shares as he or she sees fit. If neither you nor your proxyholder gives specific instructions, your Hudbay Shares will be voted as follows:

•	FOR the election of each of the ten nominees as directors;
•	FOR the appointment of Deloitte LLP as our auditor for 2017 and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration; and
•	FOR the non-binding advisory resolution approving our approach to executive compensation.

Appointing a Proxyholder

A proxyholder is the person you appoint to act on your behalf at the Meeting (including any postponement of the Meeting or continuation after an adjournment of the Meeting) and to vote your Hudbay Shares. You may choose anyone to be your proxyholder, including someone who is not a shareholder of Hudbay. Simply fill in the proxyholder’s name in the blank space provided on the enclosed form of proxy. If you leave the space in the form of proxy blank, the persons designated in the form, who are our Chairman and our President and Chief Executive Officer, are appointed to act as your proxyholder.

Revoking Your Proxy

If you submit a form of proxy, you may revoke it at any time before it is used by doing any one of the following:

2017 MANAGEMENT INFORMATION CIRCULAR | 3

•

you may send another form of proxy with a later date to our transfer agent, TSX Trust Company, but it must reach the transfer agent no later than 2:00 p.m. (Eastern Time) on May 2, 2017 or 48 hours (excluding Saturdays, Sundays and holidays) before any postponement or adjournment of the Meeting;

•

you may deliver a signed written statement, stating that you want to revoke your form of proxy, to our Corporate Secretary no later than the last business day preceding the Meeting or any postponement or adjournment of the Meeting, at 25 York Street, Suite 800, Toronto, Ontario, M5J 2V5 or by facsimile at (416) 362-7844;

•	you may attend the Meeting and notify the Chairman of the Meeting prior to the commencement of the Meeting that you have revoked your form of proxy; or
•	you may revoke your form of proxy in any other manner permitted by law.

Late proxies may be accepted or rejected by the Chairman of the Meeting in his discretion, and the Chairman is under no obligation to accept or reject any particular late proxy.

ADDITIONAL MATTERS PRESENTED AT THE MEETING

The enclosed form of proxy or voting instruction form confers discretionary authority upon the persons named as proxyholders therein with respect to any amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters that may properly come before the Meeting or any postponement or adjournment thereof. Our management is not aware of any matters to be considered at the Meeting other than the matters described in the Notice of Meeting, or any amendments or variations to the matters described in such notice.

If you sign and return the voting instruction form, your Hudbay Shares will be voted in accordance with your instructions and, with respect to any matter presented at the Meeting, or at any postponement or adjournment thereof, in addition, or as an amendment or variation to the matters described in the Notice of Meeting, in accordance with the discretionary authority provided therein.

If you sign and return the form of proxy and do not appoint a proxyholder by filling in a name, the Hudbay representatives named as proxies will vote in their best judgment.

VOTING SHARES AND PRINCIPAL HOLDERS

The Hudbay Shares are the only shares which entitle shareholders to vote at the Meeting. The holders of common shares are entitled to one vote per share. The presence of at least two people holding or representing by proxy at least 10% of the total number of votes attached to the issued common shares entitled to vote at the Meeting is necessary for a quorum at the Meeting.

As at March 15, 2017, 237,271,188 Hudbay Shares were issued and outstanding.

To the knowledge of the directors and executive officers of Hudbay, based upon filings made with Canadian and United States securities regulators on or before the date of this Circular, the persons who beneficially own, or control or direct, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to any class of our voting securities are as follows:

Name	Number of Hudbay Shares	% of Outstanding Hudbay Shares
GMT Capital Corporation (U.S.)	26,921,300	11.3%
Letko, Brosseau & Associates Inc.	26,275,969	11.1%

4 | HUDBAY MINERALS INC.

NOTICE TO UNITED STATES SHAREHOLDERS

The solicitation of proxies by Hudbay is not subject to the requirements of Section 14(a) of the United States Securities Exchange Act of 1934, as amended (the “U.S. Exchange Act”), by virtue of an exemption applicable to proxy solicitations by “foreign private issuers” as defined in Rule 3b-4 promulgated under the U.S. Exchange Act. Accordingly, this Circular has been prepared in accordance with the applicable disclosure requirements in Canada. Shareholders in the United States should be aware that such requirements are different than those of the United States applicable to proxy statements under the U.S. Exchange Act.

MATTERS TO BE ACTED UPON AT THE MEETING

1. FINANCIAL STATEMENTS

Our audited consolidated financial statements for the years ended December 31, 2016 and 2015 and the auditor’s report thereon will be presented at the Meeting.

2. ELECTION OF DIRECTORS

Our articles provide that the Board may consist of a minimum of six and a maximum of thirteen directors. Our board is currently composed of ten directors. The Board has determined to nominate each of the ten persons listed below for election as a director at the Meeting. All of the nominees are current members of our Board except for Carol T. Banducci (See “Nominees for Election as Directors” below). The Board recommends that shareholders vote FOR the election of each of the ten nominees as directors.

Each director elected at the Meeting shall hold office until the close of the next annual meeting of shareholders or until a successor has been elected or appointed in accordance with our articles and by-laws.

There are no contracts, arrangements or understandings between any director or executive officer or any other person pursuant to which any of the nominees has been nominated.

Majority Voting Policy

Pursuant to our Corporate Governance Guidelines (a copy of which can be found at Schedule “A”), we have adopted a majority voting policy governing the election of directors. Pursuant to such policy, a nominee proposed for election as a director who receives a greater number of votes “withheld” than votes “for” his or her election must immediately offer to tender his or her resignation (which would be effective upon acceptance by the Board) to the Chairman of the Board. The Corporate Governance and Nominating Committee (the “CGN Committee”) of the Board will expeditiously consider, and make a recommendation to the Board whether to accept, that offer to resign. The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days following the meeting of shareholders. The Corporate Governance Guidelines provide that a director who offers to tender his or her resignation in this context should not participate in the deliberations of the Board or any of its Committees pertaining to such resignation. This policy applies only in circumstances involving an uncontested election of directors, being one in which the number of director nominees does not exceed the number of directors to be elected and in respect of which no proxy material is circulated in support of one or more nominees who are not part of the slate supported by the Board.

On a vote by a show of hands, each of the nine incumbent nominees listed below was elected as a director of Hudbay at our annual and special meeting of shareholders held on May 16, 2016 in Toronto, Ontario (the “2016 meeting”). We received proxies representing 180,250,910 Hudbay Shares in connection with the 2016 meeting. Based on these proxies, each director received the following favourable votes cast by proxy:

2017 MANAGEMENT INFORMATION CIRCULAR | 5

Director	Percentage of Favourable Votes Cast by Proxy	Number of Favourable Votes Cast by Proxy
Igor A. Gonzales	75.75%	134,519,833
Tom A. Goodman	82.65%	146,776,395
Alan Hair	99.30%	176,338,706
Alan R. Hibben	98.53%	174,977,415
W. Warren Holmes	97.98%	173,996,223
Sarah B. Kavanagh	98.55%	175,005,446
Carin S. Knickel	98.52%	174,958,464
Alan J. Lenczner	95.74%	170,024,757
Kenneth G. Stowe	99.29%	176,329,833

Nominees for Election as Directors

Unless authority to do so with respect to one or more directors is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of each of the nominees whose names are set forth below:

Carol T. Banducci	W. Warren Holmes
Igor A. Gonzales	Sarah B. Kavanagh
Tom A. Goodman	Carin S. Knickel
Alan Hair	Alan J. Lenczner
Alan R. Hibben	Kenneth G. Stowe

Michael T. Waites, who has been a director of Hudbay since 2014, is not standing for re-election to the Board. The Board would like to thank Mr. Waites for his dedicated service to the Board and to Hudbay generally.

In connection with the departure of Mr. Waites, the CGN Committee recommended and the Board has nominated Carol T. Banducci for election. Ms. Banducci’s extensive experience as Chief Financial Officer of a publicly-traded mining company, her experience as a board member for other mining companies, and her more than 25 years of financial management and strategic leadership experience with leading global companies, including other mining companies, will be of great value to the Board (See “Board Composition and Skills” below).

We do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting or any postponement or adjournment thereof, it is intended that discretionary authority shall be exercised by the persons named in the accompanying form of proxy to vote any proxy for the election of the remaining nominees and any other person or persons in place of any nominee or nominees unable to serve.

6 | HUDBAY MINERALS INC.

The following table sets forth biographical and other information on each proposed nominee for election as a director.

Carol T. Banducci
Toronto, Ontario, Canada

Age: 57
Independent: Yes
Director Since: N/A (New director nominee)
Hudbay Shares Held: Nil
Deferred Share Units Held: Nil
Total Value of Common Shares and DSUs: N/A

Committee Memberships: N/A

Principal Occupation: Executive Vice President and Chief Financial Officer, IAMGOLD Corporation

Ms. Banducci is Executive Vice President and Chief Financial Officer of IAMGOLD Corporation. She joined IAMGOLD in July 2007, and she currently oversees all aspects of the finance, information technology and investor relations functions. From November 2005 through June 2007, Ms. Banducci was Vice President, Financial Operations of Royal Group Technologies, where she led comprehensive integration, restructuring and cost improvement initiatives. Previous executive finance roles include Chief Financial Officer of Canadian General-Tower Limited and Chief Financial Officer of Orica Explosives North America and ICI Explosives Canada & Latin America.

Ms. Banducci has extensive finance experience in capital markets, statutory and management reporting, audit, budgeting, capital programs, treasury, tax, acquisitions and divestments, pension fund management, insurance and information technology. She holds a Bachelor of Commerce degree from the University of Toronto.

Public Company Directorships (Past 5 years):

- Euro Ressources S.A (2009 to 2010; 2014 to present)
- Thompson Creek Metals Company Inc. (2010 to 2016)

Igor A. Gonzales
Lima, Peru

Age: 62
Independent: Yes
Director Since: 2013
Hudbay Shares Held[1]: Nil
Deferred Share Units Held: 35,310
Total Value of Common Shares and DSUs[2]: $340,388

Committee Memberships:

- Environmental, Health, Safety and Sustainability ("**EHSS**") Committee
- Technical Committee

Principal Occupation: Vice President of Operations, Compañia de Minas Buenaventura S.A.A.

Mr. Gonzales is from Cusco, Peru and has more than 30 years of experience in the mining industry. He joined Compañia de Minas Buenaventura S.A.A. in November 2014 as Vice President of Operations. He was with Barrick Gold Corporation from 1998 to 2013, most recently as Executive Vice President and Chief Operating Officer. Between 1980 and 1996, Mr. Gonzales served in various roles with Southern Peru Copper Corporation.

Mr. Gonzales has a Bachelor of Science degree in Chemical Engineering from the University of San Antonio Abad in Cusco, Peru, and was a Fulbright Scholar at the New Mexico Institute of Mining and Technology, where he earned a Master of Science degree in Extractive Metallurgy.

Public Company Directorships (Past 5 years):

- Compañia de Minas Buenaventura S.A. (2014 to present)
- Sierra Metals Inc. (2013 to present)

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Tom A. Goodman Denare Beach, Saskatchewan, Canada  Age: 63 Independent: Yes Director Since: 2012 Hudbay Shares Held(1): 15,000 Deferred Share Units Held: 43,137 Total Value of Common Shares, Share Units and DSUs(2): $560,441	Committee Memberships: • EHSS Committee, Chair • Audit Committee Principal Occupation: Corporate Director Mr. Goodman worked for Hudbay for over 34 years in a wide variety of operational, technical and management positions, including as Senior Vice President and Chief Operating Officer, until his retirement in 2012. Mr. Goodman is a graduate in Chemical and Metallurgical Technology from the British Columbia Institute of Technology. Public Company Directorships (Past 5 years): N/A
Alan Hair Toronto, Ontario, Canada  Age: 55 Independent: No Director Since: 2016 Hudbay Shares Held(1): 152,173 Share Units Held: 480,746 Total Value of Common Shares and Share Units(2): $6,101,339	Committee Memberships: N/A Principal Occupation: President and Chief Executive Officer, Hudbay Minerals Inc. Mr. Hair was appointed Hudbay's President and Chief Executive Officer in January 2016. Previously, he served as Hudbay's Senior Vice President and Chief Operating Officer from 2012 to 2015 and he has held a number of senior leadership roles in business development and operations at Hudbay since 1996. Mr. Hair received his Bachelor of Science degree in Mineral Engineering from the University of Leeds. Public Company Directorships (Past 5 years): • Augusta Resource Corporation (2014) • Aquila Resources Inc. (2009 to 2012)

8 | HUDBAY MINERALS INC.

Alan R. Hibben
Toronto, Ontario, Canada

Age: 63
Independent: Yes
Director Since: 2009
Hudbay Shares Held[1]: 25,000
Deferred Share Units Held: 155,450
Total Value of Common Shares and DSUs[2]: $1,739,538

Committee Memberships:

- Compensation Committee, Chair
- CGN Committee

Principal Occupation: Corporate Director

Mr. Hibben has held several senior positions with RBC Capital Markets, including most recently as Managing Director, which he held until his retirement in December 2014. He is currently the principal of Shakerhill Partners Ltd. which provides advice on restructurings, capital markets transactions, and corporate strategy. He also provides expert witness services.

Mr. Hibben received his Bachelor of Commerce Degree from the University of Toronto. He is qualified as a Canadian Chartered Accountant and also holds the CFA designation. He is a certified director of the Institute of Corporate Directors (ICD.D).

Public Company Directorships (Past 5 years):

- Extendicare Inc. (2016 to present)
- Discovery Air Inc. (2008 to 2013)

W. Warren Holmes
Stratford, Ontario, Canada

Age: 74
Independent: Yes
Director Since: 2009
Hudbay Shares Held[1]: Nil
Deferred Share Units Held: 223,542
Total Value of Common Shares and DSUs[2]: $2,154,945

Committee Memberships:

- CGN Committee, Chair

Principal Occupation: Corporate Director

Mr. Holmes is Hudbay's Chairman and was Hudbay's Executive Vice Chairman from November 2009 to July 2010 and its Interim Chief Executive Officer from January 2010 to July 2010. He has over 40 years of mining industry experience, most notably with Noranda Inc. (1964 to 1986) and with Falconbridge Limited (1986 to 2002) where he was Senior Vice-President of Canadian Mining Operations.

Mr. Holmes is currently a corporate director. Mr. Holmes has been President of the Canadian Institute of Mining & Metallurgy, is a Professional Engineer and holds an engineering degree from Queen's University and a MBA from the University of Western Ontario.

Public Company Directorships (Past 5 years):

- Foraco International S.A. (Lead Director) (2007 to present)
- Wallbridge Mining Company Limited (Lead Director since 2012) (2002 to present)
- Atlanta Gold Inc. (2008 to 2016)
- Nuinsco Resources Limited (2004 to 2012)

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Sarah B. Kavanagh
Toronto, Ontario, Canada

Age: 60
Independent: Yes
Director Since: 2013
Hudbay Shares Held[1]: Nil
Deferred Share Units Held: 35,310
Total Value of Common Shares and DSUs[2]: $340,388

Committee Memberships:

- Audit Committee, Chair
- CGN Committee

Principal Occupation: Corporate Director

Ms. Kavanagh is a corporate director and a former Commissioner at the Ontario Securities Commission, where she served from June 2011 through May 2016. Between 1999 and 2010, Ms. Kavanagh served in a number of senior investment banking roles at Scotia Capital Inc. She has also held senior financial positions in the corporate sector.

Ms. Kavanagh graduated from Harvard Business School with a Masters in Business Administration and received a Bachelor of Arts degree in Economics from Williams College in Williamstown, Massachusetts. Ms. Kavanagh completed the Directors Education Program at the Institute of Corporate Directors in 2011. In addition to her public company directorships, Ms. Kavanagh is a director and Chair of the Audit Committee at American Stock Transfer and Canadian Stock Transfer, a director and Chair of the Audit Committee of Sustainable Development Technology Corporation and a director of Canadian Tire Bank.

Public Company Directorships (Past 5 years):

- Valeant Pharmaceuticals International, Inc. (2016 to present)
- WPT Industrial Real Estate Investment Trust (2013 to present)

Carin S. Knickel
Golden, Colorado, United States

Age: 60
Independent: Yes
Director Since: 2015
Hudbay Shares Held[1]: 6,825
Deferred Share Units Held: 49,049
Total Value of Common Shares and DSUs[2]: $538,625

Committee Memberships:

- Compensation Committee
- EHSS Committee

Principal Occupation: Corporate Director

Ms. Knickel served as Corporate Vice President, Global Human Resources of ConocoPhillips from 2003 until her retirement in May 2012. She joined ConocoPhillips in 1979 and held various senior operating, planning and business development positions throughout her career in the U.S. and Europe.

Ms. Knickel holds a bachelor's degree in marketing and statistics from the University of Colorado and a master's degree in management from Massachusetts Institute of Technology.

Public Company Directorships (Past 5 years):

- Whiting Petroleum Corp. (2015 to present)
- Rosetta Resources Inc. (2012 to 2015)

10 | HUDBAY MINERALS INC.

Alan J. Lenczner
Toronto, Ontario, Canada

Age: 74
Independent: Yes
Director Since: 2009
Hudbay Shares Held[1]: 10,000
Deferred Share Units Held: 61,022
Total Value of Common Shares and DSUs[2]: $684,652

Committee Memberships:

- Audit Committee
- Compensation Committee

Principal Occupation: Counsel, Lenczner Slaght Royce Smith Griffin LLP

Mr. Lenczner has been a commercial litigator for over 40 years. He is Founding Partner and now Counsel at Lenczner Slaght Royce Smith Griffin LLP, a litigation-focused law firm. He is a former Commissioner of the Ontario Securities Commission.

Mr. Lenczner has a B.A. (Hon.) and an M.A. He graduated from the University of Toronto with an LL.B. (Hons. Standing) in 1967 and was admitted to the Ontario Bar in 1969. He was appointed Queen's Counsel in 1982.

Public Company Directorships (Past 5 years):

- Leon's Furniture Ltd. (1988 to present)

Kenneth G. Stowe
Oakville, Ontario, Canada

Age: 65
Independent: Yes
Director Since: 2010
Hudbay Shares Held[1]: 10,000
Deferred Share Units Held: 50,929
Total Value of Common Shares and DSUs[2]: $587,356

Committee Memberships:

- Technical Committee, Chair
- EHSS Committee

Principal Occupation: Corporate Director

Mr. Stowe was Chief Executive Officer of Northgate Minerals Corporation from 2001 until his retirement in 2011. He spent the first 21 years of his career with Noranda Inc. in various operational, research and development, and corporate roles. He has also held senior positions at Diamond Fields Resources Inc. and Westmin Resources Limited.

Mr. Stowe is a mining engineer with a Bachelor of Science and Masters of Science from Queens University. In 2006, he was the recipient of the Canadian Mineral Processor of the Year award.

Public Company Directorships (Past 5 years):

- Zenyatta Ventures Ltd. (2014 to present)
- Alamos Gold Inc. (2011 to present)
- Fire River Gold Corp. (2012 to 2013)
- Klondex Mines Ltd. (2011 to 2012)

1.

The Hudbay Shares indicated for each nominee are those beneficially owned, directly or indirectly, or over which control or direction is exercised, by the nominee as at March 15, 2017. The information about Hudbay Shares over which control or direction is exercised, not being within the knowledge of Hudbay, has been furnished by the respective nominees. Unless otherwise indicated, beneficial ownership is direct and the nominee has sole voting and investment power.

2.	Based on the $9.64 closing price of Hudbay Shares on the Toronto Stock Exchange on March 15, 2017.

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Corporate Cease Trade Orders or Bankruptcies

Mr. Holmes was a director of Campbell Resources Inc. (“Campbell”) from 2006 to 2008. Mr. Holmes joined Campbell as a director while it was already under the protection of the Companies’ Creditors Arrangement Act (the “CCAA”). Mr. Holmes resigned from the board of directors of Campbell in November 2008. On January 28, 2009, Campbell once again obtained creditor protection under the CCAA. On December 10, 2009, a receiver was appointed over Campbell’s assets with power to solicit offers for the sale of the assets.

Mr. Holmes was a director of Ferrinov Inc. (“Ferrinov”), a private technology company, from December 2008 to July 2012. In July 2012, Ferrinov filed for bankruptcy and was declared bankrupt under the Bankruptcy and Insolvency Act.

3. APPOINTMENT OF AUDITOR

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Deloitte LLP (“Deloitte”), as our auditor until the close of our next annual meeting of shareholders and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the remuneration of the auditor.

Deloitte was first appointed as our auditor on May 6, 2005. For the year ended December 31, 2016, Deloitte was paid $1,841,275 for audit services and $93,660 for audit-related services. Deloitte was not paid any fees for tax-related or other services in 2016. All non-audit services provided by Deloitte are subject to pre-approval by our Audit Committee. Additional information regarding the compensation of Deloitte is contained in our Annual Information Form for the year ended December 31, 2016 under the heading “Audit Committee Disclosure”. Our Annual Information Form may be found on our website at www.hudbay.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

The Board recommends that shareholders vote FOR the appointment of Deloitte as Hudbay’s auditor and the authorization of the Board, upon the recommendation of the Audit Committee, to fix the auditor’s remuneration.

4. SAY ON PAY ADVISORY VOTE

The Board has adopted a non-binding advisory vote relating to executive compensation to solicit feedback from shareholders on our approach to executive compensation, as disclosed under the heading “Statement of Executive Compensation” found later in this Circular. As a formal opportunity to provide their views on the disclosed objectives of Hudbay’s compensation model, shareholders are asked to review and vote in a non-binding, advisory manner, on the following resolution:

“BE IT RESOLVED, on an advisory basis and not to diminish the role and responsibilities of the Board, that the shareholders accept the approach to executive compensation disclosed in the Circular.”

Since the vote is advisory, it will not be binding on the Board. The Compensation Committee and the Board will take the results of the vote into account, as appropriate, when considering future compensation policies, procedures and decisions, all of which are to be consistent with Hudbay’s compensation philosophy (see the Statement of Executive Compensation for details). Hudbay’s compensation model is designed to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders.

The Board recommends that shareholders vote FOR the advisory resolution approving Hudbay’s approach to executive compensation.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

Our Board believes that sound corporate governance practices are essential to the effective management of Hudbay and the protection of its employees and shareholders. Our Board oversees the management of our business and affairs with a view to ensuring that shareholder value is enhanced and the highest standards of ethical conduct are adhered to.

Our Board has adopted corporate governance policies and procedures to assist it in fulfilling this oversight role. The Board fulfills its mandate directly and through its Committees. The directors are kept informed of our operations at regular and special Board and Committee meetings as well as through reports and discussions with management. We believe Hudbay is best served by a Board that functions independently of management and is informed and engaged.

We regularly monitor our corporate governance policies and procedures with a view to ensuring that they continue to guide the Board and management to act in the best interests of Hudbay and our shareholders.

Our Corporate Governance Guidelines (including the Board Charter) are set out in Schedule “A” to this Circular and can be viewed at our website at www.hudbay.com. The following is a description of Hudbay’s corporate governance practices as approved by the Board.

BOARD OF DIRECTORS: THE ROLE OF THE BOARD

The Board mandate has been formalized in a written Board Charter that sets out specific responsibilities, which include:

•	reviewing and approving the strategic plan and business objectives that are submitted by senior management and monitoring the implementation by senior management of the strategic plan;
•

reviewing the principal strategic, operational, reporting and compliance risks for Hudbay and overseeing, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and monitoring of risks;

•

ensuring, with the assistance of the CGN Committee, the effective functioning of the Board and its Committees in compliance with applicable corporate governance requirements, and that such compliance is reviewed periodically by the CGN Committee;

•	ensuring internal controls and management information systems are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee;
•

assessing the performance of senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance reviews) and periodically monitoring the compensation levels of the members of senior management based on the determinations and recommendations made by the Compensation Committee;

•	ensuring we have in place a policy for effective communication with shareholders, other stakeholders and the public generally; and
•

reviewing and, where appropriate, approving the recommendations made by the various Committees, including the selection of nominees for election to the Board, appointment of directors to fill vacancies on the Board, appointment of members of the various Committees and establishing the form and amount of director compensation.

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Independence

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with us, being a relationship that could, in the view of the Board, reasonably be expected to interfere with the exercise of his or her independent judgment, and must not be in any relationship deemed to be not independent pursuant to such policies. To assist in determining the independence of directors for purposes that include compliance with applicable legal and regulatory requirements and policies, the Board has adopted certain categorical standards, which are part of our Corporate Governance Guidelines.

With the assistance of the CGN Committee, the Board has considered the relationship to Hudbay of each of the nominees for election by the shareholders and has determined that nine of the ten directors nominated for election at the Meeting are independent. The following table sets out the relationship of the nominees for election as directors to Hudbay.

Name	Independent	Not Independent	Reason for Non-Independent Status
Carol T. Banducci	x
Igor A. Gonzales	x
Tom A. Goodman	x
Alan Hair		x	President and Chief Executive Officer of Hudbay
Alan R. Hibben	x
W. Warren Holmes	x
Sarah B. Kavanagh	x
Carin S. Knickel	x
Alan J. Lenczner	x
Kenneth G. Stowe	x

Restrictions on Board Membership at Other Entities

Our Corporate Governance Guidelines prohibit our directors from having more than one interlocking directorship (being one in which two or more of our directors sit together on the board of another reporting issuer), without the approval of our CGN Committee. Currently, none of our directors sit together on the board of directors of any other reporting issuer.

Our Corporate Governance Guidelines do not restrict the number of public company boards of directors on which our directors may sit. However, our Code of Business Conduct and Ethics requires that the Chairman approve any other directorships held by our directors. In addition, directors are expected to devote the required time and effort to discharge their obligations as members of the Board. Currently, none of our directors sit on the boards of more than two other reporting issuers.

For more information about the nominees for election at the Meeting, including a listing of the reporting issuers on whose boards our nominee directors sit, see above under the heading “Election of Directors – Nominees for Election as Directors”.

Independent Chairman

In addition to having a majority of independent directors, the Board has adopted a variety of procedures to allow for the independent functioning of the Board from management. Those procedures include having a Chairman who is an independent director with a formal mandate to assist the Board in fulfilling its duties effectively, efficiently and independent of management. The responsibilities of the Chairman include acting as a liaison between the Board and the Chief Executive Officer, working with the Chief Executive Officer to ensure that the Board is appropriately involved in approving and supervising Hudbay’s strategy and recommending procedures to enhance the work of the Board. The Board has also adopted a position description for the Chair of each of the Board Committees. The Chairman works with the Chairs of the Committees to assist them in carrying out their roles and responsibilities as detailed in their respective position descriptions and Committee charters. The full position descriptions of the Chairman and the Chair of each Board Committee, including a complete list of their responsibilities, which have been approved by the Board, are available on our website at www.hudbay.com.

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In 2016, W. Warren Holmes advised the Board that, as part of the Board’s renewal process, he wished to cease serving as Chairman effective at the completion of our upcoming Meeting. Mr. Holmes agreed to put his name forward for re-election as a director, in part to assist with the Chairmanship transition. Over the remainder of 2016, the Board planned for the transition and agreed it was preferable to have a current director serve as Chair. Alan R. Hibben expressed a willingness to serve as Chair and the rest of the Board agreed that Mr. Hibben was a suitable candidate. Accordingly, should he be elected at the Meeting, the Board expects that Mr. Hibben will be appointed as Hudbay’s new Chairman.

CEO Position Description

The Board has approved a position description for the Chief Executive Officer (available on our website at www.hudbay.com), which delegates to him the responsibility for providing strategic leadership and vision by working with the Board and the senior management team to establish, implement and oversee our long- range goals, strategies, plans and policies, subject to the direction and oversight of the Board. The Chief Executive Officer reports formally to the Board, as well as less formally through discussions with members of the Board, to advise the Board on a timely basis of management’s current and proposed courses of action. The Board exercises its responsibility for oversight through the approval of all material decisions and initiatives affecting Hudbay.

Board Composition and Skills

The CGN Committee, which is composed entirely of independent directors, assists the Board in identifying skills and areas of expertise that are desirable to add to the Board, assists the Board by identifying individuals qualified to become members of the Board, and recommends to the Board nominees for election to the Board in annual meetings, and directors to be appointed to each Committee and as the Chair of each Committee. In doing so, the CGN Committee applies a number of criteria in assessing individuals that may be qualified to become directors and members of Committees. The following Board skills matrix sets out the skills and expertise that the Board considers important to fulfill its oversight role in respect of Hudbay, the specific skills and expertise of each director nominee and reflects the current strengths of the Board as a whole.

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Each director is required to complete a self-assessment of his or her skills and such data is compiled into the matrix. The Board skills matrix is maintained to identify and evaluate the competencies and skills of its members based on the individual experience and background of each director and to identify areas for strengthening the Board, if any, and address them through the recruitment of new members.

In assessing individual director nominees, the CGN Committee considers, in addition to the skills and expertise highlighted in the Board skills matrix, the following criteria: (i) judgment and character; (ii) diversity of the Board, including diversity of gender, viewpoints, backgrounds, experiences and other demographics; and (iii) the extent to which the interplay of a nominee’s expertise, skills, knowledge and experience with that of other members of the Board will build a Board that is effective, collegial and responsive to our needs.

Board and Committee Evaluations

Annually, under the supervision of the CGN Committee, the directors conduct a formal evaluation of the performance and effectiveness of the Board and its Committees. As part of this process, each director is interviewed by a member of the CGN Committee to assess the performance of the Board and the individual directors, the independence of the Board, its relationship with senior management, the performance of the Chairman and any other issues of concern. The results of these interviews are then reviewed by the CGN Committee, which reports to the full Board. Members of each Committee are also required to complete questionnaires that deal with the performance of the Committee and its Chair and ask the Committee members to raise any matters of concern. The results of these questionnaires are discussed during in camera sessions of the Committees.

Age and Term Limits; Focus on Board Renewal

We do not have age or term limits for service on the Board. Instead, the Board focuses on renewal, as evidenced by our addition of five new independent directors in the last five years. As part of this focus on board renewal, the Board is vigilant in monitoring the performance of each director and will ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

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Board and Committee Meetings and Attendance

The Board meets a minimum of four times per year and as otherwise required. Typically, each committee of the Board meets at least four times each year, or more frequently as deemed necessary by the applicable committee. The frequency of meetings and nature of each meeting agenda depend on the business and affairs that Hudbay faces from time to time. The table below provides details regarding director attendance at Board and committee meetings held during the year ended December 31, 2016.

Directors	Board of Directors	Audit Committee	Compen- sation Committee	Corporate Governance & Nominating Committee	EHSS Committee	Technical Committee	Totals
	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Meetings attended	Overall % Attendance
Alan Hair	9 of 9	—	—	—	—	—	9	100%
Igor A. Gonzales	9 of 9	—	—	—	5 of 5	6 of 7	20	95%
Tom A. Goodman	8 of 9	6 of 7	—	—	5 of 5	—	19	90%
Alan R. Hibben	9 of 9	—	6 of 6	4 of 4	—	—	19	100%
W. Warren Holmes	9 of 9	—	—	4 of 4	—	—	13	100%
Sarah B. Kavanagh	9 of 9	7 of 7	—	4 of 4	—	—	20	100%
Alan J. Lenczner	9 of 9	7 of 7	6 of 6	—	—	—	22	100%
Carin S. Knickel	9 of 9	—	6 of 6	—	4 of 5	—	19	95%
Kenneth G. Stowe	9 of 9	—	—	—	5 of 5	6 of 7	20	95%
Michael T. Waites	9 of 9	7 of 7	—	—	—	7 of 7	23	100%

In Camera Sessions without Management

The independent members of the Board meet without management in in camera sessions at all regular Board meetings. During the year ended December 31, 2016, the Board held seven in camera sessions of the independent directors. In addition, all of the committees hold in camera sessions without the presence of management at each regular meeting.

Director Orientation and Continuing Education

Senior management, working with the Board, provides appropriate orientation and education for new directors to familiarize them with Hudbay and its business. New directors are provided with a comprehensive manual which includes, among other things, information about the duties and obligations of directors (including copies of the Board Charter, Committee charters and Hudbay policies), descriptions of our organizational structure, operations and compensation plans, and copies of our most recent core public disclosure documents. New directors are expected to meet with members of senior management and attend site visits at our key properties within a short period after joining the Board, and new directors are invited to sit in on meetings of Committees of which they are not a member to get a sense of how these Committees operate.

Our directors are encouraged to attend third party educational programs. In addition, we frequently include a director education topic on the agenda at Board meetings and dinners. This typically involves presentations to the Board by members of management and third party advisers in respect of our business and operations, legal and regulatory matters, corporate social responsibility and industry trends and practices. In 2016, the Board received the following presentations as part of its director education program:

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Date	Topic
January 13, 2016	IT Security
March 30, 2016	Fundamentals of Hedging
April 28, 2016	Anti-Bribery and Corruption Training Session
July 26, 2016	Strategic Presentation on Copper and Zinc Markets
November 1, 2016	Manitoba Business Unit Operations Plan

DIVERSITY POLICY

In March 2015, the Board amended our Corporate Governance Guidelines (a copy of which can be found at Schedule “A”) to include a written policy for the identification and nomination of director candidates who are diverse in all aspects, including gender. Pursuant to our Corporate Governance Guidelines, in assessing individual director nominees, the CGNCommittee considers, among other things, diversity, including diversity of gender. Search consultants, when engaged by Hudbay, are instructed by the Corporate Governance and Nominating Committee to have broad selection criteria that includes a mix of skills and expertise, and to identify candidates based on diversity of gender, age, ethnicity and geographic background.

The Board recognizes the value of having directors with diverse attributes on the Board and is committed to ensuring that there is increased representation of women on the Board. There are currently two female directors on the Board and the Board is nominating a third female director, Carol T. Banducci, at the upcoming Meeting. The Board, however, has not established fixed targets regarding female representation on the Board or in executive officer positions. The Board believes that establishing quotas or taking a formulaic approach does not necessarily result in the identification or selection of the best candidates.

In addition to the expertise and experience required, management considers the representation of women when making recommendations to the Board on executive officer appointments and the Board considers both the level of female representation and diversity as essential considerations in the selection process for executive officers.

Hudbay intends to measure the effectiveness of its diversity policy by looking at the increase in female representation on the Board and in executive positions over time, including, for example, the appointments of Sarah B. Kavanagh and Carin S. Knickel to the Board in 2013 and 2015, respectively, and the nomination of Carol T. Banducci in 2017. During this same period, Mary-Lynn Oke and Elizabeth Gitajn were appointed to the senior management team. The CGN Committee is responsible for ensuring that the objectives of our diversity policy are applied in identifying and evaluating candidates for Board and executive leadership positions.

Assuming Ms. Banducci is elected to the Board, the number and percentage of our directors and executive officers who are women will be as follows:

Female representation	Number of Women	Total Number	Percentage
Board of Directors	3	10	30%
Executive Officers	2	13	15%

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HudBay Peru SAC, a major subsidiary of Hudbay, does not have any directors. There are three executive officers of HudBay Peru SAC, none (0%) of whom are women.

COMMITTEES OF THE BOARD

The Board has established five standing Committees to assist it in discharging its mandate. The roles of the Committees are outlined below and their charters may be viewed on our website at www.hudbay.com.

Independence of Committees

The members of the Board’s Committees are appointed by the Board upon the recommendation of the CGN Committee. All of our directors who are currently members of Committees of the Board are independent directors.

Audit Committee

Members: Sarah B. Kavanagh (Chair), Tom A. Goodman, Alan J. Lenczner and Michael T. Waites.

The duties of the Audit Committee include making recommendations to the Board with respect to our quarterly and annual financial results, including management’s discussion and analysis thereof, and reporting to the Board any issues of which the Audit Committee is aware respecting the quality or integrity of our financial statements, any significant financial reporting issues and judgments made in connection with the preparation of our financial statements and the adequacy of our internal controls. The Audit Committee also oversees the performance of our independent auditor and the scope of its audit, including its assessment of audit risk, as well as our internal audit function. The Audit Committee also receives regular reports from management on internal audit, risk management, tax strategy, insurance, litigation, compliance with our Code of Business Conduct and Ethics (the “Code”) and other matters.

In 2016, members of the Audit Committee received presentations on various topics, including information technology strategy and risk management, defined benefit pension plan actuarial valuation and investment performance and insurance coverages. Members of the Audit Committee also conducted a site visit to our Constancia operations in 2016 and met with Hudbay’s Deloitte audit team in Peru.

In 2016, the Audit Committee oversaw a number of initiatives, including the development of management’s compliance program for the Extractive Sector Transparency Measures Act and the refinancing of our senior unsecured notes. The Audit Committee also oversees our global risk management program and receives reports from management twice yearly to review management’s assessment of our key risks and to discuss and review our strategies for addressing such risks. In addition, the Audit Committee is responsible for overseeing investigations relating to any complaints received by our third party whistleblower service and for ensuring that appropriate resources are allocated to such investigations.

The Canadian Securities Administrators, pursuant to National Instrument 52-110 - Audit Committees (“NI 52-110”), and the U.S. Securities and Exchange Commission (the “SEC”), pursuant to Rule 10A-3 (“Rule 10A-3”) promulgated under the U.S. Exchange Act, require that each member of a company’s Audit Committee be independent. All of the Audit Committee members are “independent” within the meaning of NI 52-110 and Rule 10A-3.

The Audit Committee meets at least quarterly and meets separately with senior management periodically, and with the independent auditor as appropriate. All regular meetings of the Audit Committee include a session at which only members of the Audit Committee are present, a session at which the head of internal audit is present with the Audit Committee without other members of management present and a session at which only the independent auditor is present with the Audit Committee.

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None of the members of the Audit Committee may serve on the audit committee of more than three reporting issuers in addition to Hudbay without the prior approval of the Audit Committee, the CGN Committee and the Board. No member of the Audit Committee serves on the audit committee of more than three other reporting issuers.

Information about the remuneration of the independent auditor for the last two years is contained in Hudbay’s Annual Information Form (“AIF”) for the year ended December 31, 2016 under the heading “Audit Committee Disclosure” and a copy of the Audit Committee’s charter is attached as Schedule “C” to the AIF. Our AIF may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Compensation Committee

Members: Alan R. Hibben (Chair), Carin S. Knickel and Alan J. Lenczner

The Compensation Committee assists the Board in discharging its responsibilities relating to recruitment, development and retention of senior management, officer appointments, performance evaluations and compensation of senior management, senior management succession planning, compensation structure for the Board and senior management, including salaries, annual and long-term incentive plans and plans involving share issuances and share unit awards and share ownership guidelines.

For a detailed discussion of the role and activities of the Compensation Committee see “Statement of Executive Compensation”.

Corporate Governance and Nominating Committee

Members: W. Warren Holmes (Chair), Alan R. Hibben and Sarah B. Kavanagh

The CGN Committee makes recommendations to the Board as to the size of the Board, standards for director independence, nominees for election as directors, the composition of Committees and development of appropriate corporate governance policies and guidelines. In addition, it is responsible for administering the Code and the Confidentiality and Insider Trading Policy, assisting the Board and the Committees in their annual review of their performance, reviewing the relationship between the Board and senior management and undertaking such other initiatives that may be necessary or desirable to enable the Board to provide effective corporate governance. The CGN Committee views its most important role as assessing the Board’s ability to make effective decisions and to ensure the effective governance of Hudbay. The Board believes that our corporate governance policies, procedures and practices are in compliance with applicable guidelines, rules and other legal requirements, and are appropriate for Hudbay.

In 2016, the CGN Committee reviewed and recommended for approval our Shareholder Engagement Policy, as described under “Shareholder Engagement” below. In connection with the anticipated departure of Michael T. Waites from the Board, the CGN Committee conducted a search for a new director nominee and ultimately recommended Carol T. Banducci for election. The CGN Committee also assisted the Board in planning the Chairmanship transition following W. Warren Holmes’ announcement that he wished to cease serving as Chairman effective at the completion of our upcoming Meeting.

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Environmental, Health, Safety and Sustainability Committee

Members: Tom A. Goodman (Chair), Igor A. Gonzales, Carin S. Knickel and Kenneth G. Stowe

The purpose of the EHSS Committee is to assist the Board in discharging its responsibilities relating to its oversight of our policies, programs and systems relating to environmental, health, safety and sustainability issues and performance, and monitoring legal and regulatory issues to ensure our compliance with applicable legislation, rules and regulations and management best practices.

The EHSS Committee receives quarterly reports from management, which include reports on health and safety incidents that occurred during the quarter across all of our operations, as well as measures taken to reduce the likelihood of such incidents occurring in the future, any non-compliances with applicable environmental regulations, and any internal and external environmental, health and safety audits conducted during the quarter. In addition, in 2016, the EHSS Committee’s activities included overseeing the development of the Flin Flon closure plan, receiving reports from management on health and safety procedures and reporting at our mines, approving our corporate social responsibility report, and receiving reports describing the management systems at our operations. Members of the EHSS Committee also conducted a site visit to our Flin Flon and Snow Lake operations in 2016.

Technical Committee

Members: Kenneth G. Stowe (Chair), Igor A. Gonzales and Michael T. Waites

The Technical Committee assists the Board in its oversight of technical and operational matters, including receiving regular updates from management on key technical and operational issues and initiatives, overseeing reserve/resource calculations, reviewing operational budgets, receiving reports on production and cost performance, assessing our systems and processes for reviewing technical risks and technical controls in place at our operations, and discussing with management the technical merits of proposed acquisition targets and significant operational initiatives proposed to be undertaken.

In 2016, the Technical Committee received regular reports on the status of our operations and various projects as well as reports on corporate development and exploration opportunities, post-project reviews, our reserves and resources and oversaw the preparation of the Constancia and Rosemont Technical Reports and management’s cost-cutting initiatives. Members of the Technical Committee also conducted a site visit to our Flin Flon and Snow Lake operations in 2016.

SUCCESSION PLANNING FOR EXECUTIVE OFFICERS

Hudbay has a formal process for succession planning for its executive officers. At its meeting on November 22, 2016, the Compensation Committee received a report from management on succession planning for executives. This was followed by a formal report by management on succession planning to the full Board at its meeting on January 17, 2017. When discussing succession planning, the Chief Executive Officer is solicited for his input on succession planning for his direct reports and other executives. CEO succession planning is discussed during in camera meetings of the Compensation Committee and the full Board. At these meetings, the Compensation Committee and Board consider candidates with long-term potential to serve as Hudbay’s CEO and they also identify candidates who could step into the role immediately in the event the CEO departs unexpectedly.

ETHICAL BUSINESS CONDUCT

As part of its commitment to maintaining the highest ethical standards, the Board has adopted a Code of Business Conduct and Ethics (the “Code”) which applies to all of our directors, officers and employees, our subsidiaries and affiliates and other persons in similar relationships with those entities.

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The Code addresses such matters as compliance with laws, conflicts of interest, confidential information, protection and proper use of Hudbay assets, fair dealing, rules and regulations and the reporting of illegal and unethical behaviour, including laws prohibiting improper payments to government officials. In addition, the Board has adopted a Certification Policy, in accordance with which new employees and directors must read the Code when hired or appointed and acknowledge that they will abide by the Code. The Certification Policy also requires that all directors, officers and all active employees across the organization certify their understanding of the Code and acknowledge that they will abide by the Code on an annual basis.

In March 2016, we amended our Statement on Anti-Corruption and Code to further demonstrate our commitment to conducting business honestly, ethically and in compliance with the laws of the jurisdictions in which we operate and have assets. We seek to avoid any impropriety or the appearance of impropriety in the actions of our directors, officers, employees and agents. Accordingly, we regularly conduct training sessions across the organization relating to the applicable laws prohibiting bribery, to ensure that certain employees, especially those who may interact with government and other third parties, understand such laws and know how to comply with them. Our Global Supplier Due Diligence Policy, adopted in 2015, and our Supplier Code of Conduct and Ethics, adopted in March 2017, ensure that we and our subsidiaries transact with suppliers who share our expectations for ethical conduct.

We encourage personnel who become aware of a conflict or potential conflict or departures from the Code to bring it to the attention of a supervisor or department head. The Board has adopted a policy (the “Whistleblower Policy”) for employees to report concerns regarding, among other things, violations of the Code or anti-bribery legislation or concerns regarding financial statement disclosure issues, accounting, internal accounting controls or auditing matters. These concerns may be reported to the Chair of the Audit Committee, who will promptly conduct or mandate an individual, who may be a member of senior management or another person, to conduct a thorough investigation of the complaint. In additional, under the Whistleblower Policy, Hudbay has a third party ethics hotline that allows individuals to report any concerns about inappropriate business conduct confidentially and anonymously. These concerns can be reported online, by mail or by phone.

The Board, through the Audit Committee, monitors compliance with the Code. Hudbay’s Vice President and General Counsel provides day-to-day management over Hudbay’s global compliance with the Code and other core policies, including management of our Whistleblower Policy and program, and reporting quarterly on such matters to the Audit Committee.

Any waivers of the Code for directors or members of senior management may only be granted by the Board. The Board did not grant any waiver of the Code in 2016. In the unlikely event of such a waiver, it will be disclosed to shareholders as required by applicable law.

A copy of the Code may be accessed on our website at www.hudbay.com or on Hudbay’s profile on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Copies of the Whistleblower Policy and the Statement on Anti-Corruption may be accessed on our website at www.hudbay.com.

DISCLOSURE POLICY

In addition to our timely and continuous disclosure obligations under applicable law, we also have a formal policy for dealing with analysts, shareholders and the financial press. Our Disclosure Policy is intended to ensure that we provide timely disclosure of material information in a manner that is broadly accessible on a non-exclusionary basis by all market participants.

Hudbay’s management has also established a Disclosure Committee that is responsible for ensuring that information is disclosed in accordance with the Disclosure Policy and otherwise in accordance with applicable securities laws. The members of the Disclosure Committee include the President and Chief Executive Officer, the Senior Vice President and Chief Financial Officer, the Senior Vice President and Chief Operating Officer, the Senior Vice President, Corporate Development and Strategy, the Vice President and General Counsel, the Director, Investor Relations and such other members of senior management as shall be deemed appropriate from time to time by the Disclosure Committee.

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The Disclosure Committee reviews and supervises the preparation of all news releases and public filings prior to their release and assists Hudbay management with their evaluation of the effectiveness of our disclosure controls. In addition, the Board gives final approval of material disclosure items and all news releases and public filings disclosing Hudbay’s financial performance are reviewed by the Audit Committee, who ultimately recommends such disclosure for approval by the Board.

STRATEGIC PLANNING AND RISK MANAGEMENT

A key element of the Board’s responsibilities is to review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

The Board is ultimately responsible for providing overall governance of the risk management function, by approving the risk management policy and assessing the risk associated with Hudbay’s strategy and corporate objectives, ensuring senior management has instituted processes to identify and inform the Board of material risks the company faces, and overseeing management of top tier risks through quarterly risk reporting provided by risk management to the Board and Board committees, as appropriate.

The Audit Committee, through its Charter, is responsible for assisting the Board and its Committees in its oversight and evaluation of the risk management process. In this capacity, the Audit Committee is responsible for, among other things, recommending to the Board for approval a policy that sets out the risk philosophy of the Company, approving a formalized, disciplined and integrated risk management process that is developed by senior management and, as appropriate, the Board and its Committees to monitor, manage and report principal risks, reviewing the quarterly risk reporting provided by the risk management team and meeting with management to review and discuss management’s timely identification of the most significant risks. Among its responsibilities, management is responsible for the effective and timely management of risks and for creating a supportive environment that encourages risk management practices.

The head of internal audit is responsible for establishing a flexible, risk-based annual audit plan to determine the priorities of the internal audit function, consistent with Hudbay’s strategic plan and aligned with the enterprise risk management program, including but not limited to risk registers and risk appetite and tolerance levels. The Audit Committee approves the annual internal audit plan.

SHAREHOLDER ENGAGEMENT

We communicate with our shareholders in a wide variety of ways, including through our website, news releases and other public disclosure documents, investor presentations, industry conferences and meetings with our shareholders. We also hold conference calls in respect of quarterly earnings releases and major corporate developments and such calls are open to be heard by the public. Details of the notice of time, place, general substance and method of accessing any such call and instructions as to where and how long the public will be able to access transcripts or replays are broadly disseminated.

The Board of Directors is committed to engaging in constructive communications with our shareholders and in March 2016 adopted a Shareholder Engagement Policy, which is available on our website at www.hudbay.com. In addition to our annual general meeting, during which all shareholders have the opportunity to interact with our directors, the policy expresses our directors’ interest in meeting with key shareholders to discuss specific matters of mutual interest and concern. Shareholders may also initiate communication directly with the Board by contacting our Chairman by mail or email at:

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Hudbay Minerals Inc.
Attention: Chairman of the Board
25 York Street, Suite 800
Toronto, Ontario, Canada M5J 2V5
Email: chairman@hudbay.com

In 2016, our Chairman and the Chair of our Compensation Committee met with certain of our largest shareholders to discuss our corporate governance, strategy and executive compensation.

THE NEW YORK STOCK EXCHANGE CORPORATE GOVERNANCE LISTING STANDARDS

We, as a “foreign private issuer” in the United States, may rely on home jurisdiction listing standards for compliance with the New York Stock Exchange (“NYSE”) Corporate Governance Listing Standards but must comply with the following NYSE rules: (i) the requirement (Section 303A.06) that the Audit Committee meet the standards of Rule 10A 3; (ii) the requirement (Section 303A.11) that we disclose in our annual report or on our website any significant differences between our corporate governance practices and the NYSE listing standards; (iii) the requirement (Section 303A.12(b)) that our CEO notify the NYSE in writing after any executive officer becomes aware of any non-compliance with the applicable provisions of NYSE Corporate Governance Listing Standards; and (iv) the requirement (section 303A.12(c)) that we submit an executed annual written affirmation affirming our compliance with audit committee requirements of Rule 10A 3 or, as may be required from time to time, an interim written affirmation to the NYSE in the event of certain changes to the Audit Committee membership or a member’s independence. We must also provide our statement of significant corporate governance differences in our annual report to shareholders or on our website.

As required by the NYSE, a statement of the significant differences between our current corporate governance practices and those currently required for U.S. companies listed on the NYSE is available on our website at www.hudbay.com.

STATEMENT OF EXECUTIVE COMPENSATION

MESSAGE FROM THE CHAIR OF THE COMPENSATION COMMITTEE

Fellow Shareholders,

The Compensation Committee is pleased to provide you with an overview of Hudbay’s performance in 2016 and a summary of our approach to determining the compensation of our executives.

Hudbay’s Performance in 2016

It would be an understatement to say that 2016 was a challenging year for the mining industry. Like our peers, Hudbay weathered a period of extremely low metals prices and their resulting effect on our share price and the capital markets environment. We also underwent a CEO transition, which resulted in the appointments of Alan Hair as Chief Executive Officer and Cashel Meagher as Chief Operating Officer. It was in this context that the Compensation Committee and Board of Directors made their executive compensation determinations.

Despite the difficult conditions in 2016, under the leadership of our new Chief Executive Officer, Alan Hair, we kept our mines and mills operating and embraced the opportunity to increase the efficiency of our operations. We met or exceeded our production guidance for all metals and successfully implemented a number of cost reduction initiatives that reduced our all-in sustaining cash costs by 26% compared to 2015. Most importantly, we achieved this operational success with much better safety performance in 2016 than in 2015. Along with the focus on our operational performance, we strengthened our balance sheet and improved our liquidity – most notably when we restructured our revolving credit facilities and refinanced our high yield notes at a much improved interest rate with extended maturities.

24 | HUDBAY MINERALS INC.

The rebound in base metals prices in late 2016, along with our improved operating and financial performance, leave us well-positioned as we look ahead to growth opportunities in 2017. We are pleased that our shareholders received a corresponding benefit, as the value of our shares increased by 45% over the course of 2016.

2016 Compensation

Because they were new to their roles, the Board, on the advice of the Compensation Committee, set target total compensation for Alan Hair and Cashel Meagher at substantial discounts to their respective predecessors. Aside from adjustments to executive salaries in connection with the changes in management, we imposed a salary freeze on all of Hudbay’s executives and non-union employees, which reflected the challenging market conditions.

The Compensation Committee met several times in late 2016 and early 2017 to consider the performance of our company and its executives. On our recommendation, the Board assigned a final corporate performance score of 114 out of 100. Hudbay’s compensation philosophy allows for substantial discretion on the part of the Board to consider all factors that might be relevant to shareholders in the determination of incentive awards. Based on Hudbay’s strong operating and financial performance in 2016 in a difficult market environment, on the Compensation Committee’s recommendation, the Board exercised its discretion to increase the corporate score for 2016 from 114 out of 100 to 140 out of 100.

2017 Compensation Adjustments

Hudbay’s compensation philosophy is to target our executives’ pay at the market median, with a significant component of compensation being “at risk”. Our growth over the last two years has required changes to the comparator group used to benchmark our executive compensation. The new comparator group, which includes the addition of larger base and precious metals peers, resulted in an increase to the market median for all elements of our senior executives’ compensation. In addition, because we set our new CEO’s and COO’s compensation below that of their predecessors, our benchmarking indicated that the 2016 compensation of our senior executives was well below the median. Accordingly, the Board, on the recommendation of the Compensation Committee, approved increases to Alan Hair’s and Cashel Meagher’s 2017 target total direct compensation of 36% and 24%, respectively. These increases resulted in their respective target compensation moving two-thirds of the way from their 2016 compensation to the median.

Our long-term incentive share units are front-end performance-conditioned, meaning the value of each year’s award is based on the prior year’s performance. Throughout 2016, the Compensation Committee undertook a comprehensive review of our long-term incentive plan (LTIP) design, including consideration of multi-year, forward-looking performance metrics. This review resulted in the adoption of a relative total shareholder return (TSR) modifier, which will be applied to our LTIP grant in respect of 2017 and which gives the Board discretion to adjust the grant date value of LTIP grants by +/- 20% based on Hudbay’s one, three and five year performance against a performance comparator group. This modifier will be in addition to the front-end performance conditioning that is currently applied to our LTIP grants and will further enhance the alignment between executive compensation and the performance of our shares.

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Our Commitment to Transparency

We are pleased you will be able to have a say on our executive compensation, and we hope you will express your support for our approach to executive compensation in our inaugural “Say on Pay” vote. In 2016, we also adopted a Shareholder Engagement Policy, which further evidences our desire for transparency and enhanced dialogue with our shareholders.

Additional detail on the individual performance of our senior executives, our performance against corporate objectives, and the various elements and amounts of compensation awarded to our executives and directors can be found in the pages that follow. The Compensation Committee has reviewed and discussed with management the Compensation Discussion and Analysis and other compensation disclosure included below and recommended to the Board that it be included in this Circular. We encourage you to take the time to review such information.

The Compensation Committee welcomes the opportunity for dialogue with shareholders, who can reach us directly at chairman@hudbay.com. In addition, we will be available at the Annual Meeting to answer any questions.

Sincerely,

Alan R. Hibben, Chair of Hudbay’s Compensation Committee

26 | HUDBAY MINERALS INC.

COMPENSATION DISCUSSION AND ANALYSIS

Named Executive Officers

For 2016, our five most highly-paid executives, referred to as our NEOs, were:

•	Alan Hair, President and Chief Executive Officer (CEO);
•	David Bryson, Senior Vice President and Chief Financial Officer (CFO);
•	Cashel Meagher, Senior Vice President and Chief Operating Officer (COO);
•	Terry Linde, Vice President, Project and Technical Services; and
•	Eric Caba, Vice President, South America Business Unit.

Overview of Compensation Philosophy

Our executive compensation philosophy is to: (i) provide competitive compensation to attract and retain talented high-achievers and appropriately incent them to achieve our strategic and operational objectives; and (ii) align the interests of our executives with the long-term interests of our shareholders. Accordingly, the Compensation Committee and the Board recognize that a significant portion of total compensation must be variable and linked to corporate and individual achievements tied to our strategic plan. This, along with equity ownership guidelines and an employee share purchase plan, helps to align the interests of management with the long-term interests of our shareholders. We generally target our executive’s compensation at the market median, with a significant component of compensation being “at risk”. Additional detail on the link between executive compensation and corporate and individual performance can be found under the heading “2016 Compensation Determinations”.

Compensation Committee

The members of our Compensation Committee are Alan R. Hibben (Chair), Carin S. Knickel and Alan J. Lenczner. Each member is independent within the meaning of National Instrument 58-101 – Disclosure of Corporate Governance Practices. In addition, each member brings helpful and diverse experience, which provides the Compensation Committee with the proper context to assess the suitability of our compensation policies and practices. Messrs. Hibben and Lenczner and Ms. Knickel have served on compensation committees of other public companies, including as Chair. Mr. Hibben has a finance background and is a certified director of the Institute of Corporate Directors. Mr. Lenczner is a lawyer and a former Commissioner of the Ontario Securities Commission. Ms. Knickel has significant resource industry and executive compensation experience, including acting as the senior human resources executive at ConocoPhillips from 2003 to 2012.

The responsibilities of the Compensation Committee, as set forth in its Charter, are available on our website at www.hudbay.com.

Compensation Committee Activities

Among the activities undertaken by the Compensation Committee in 2016 and early 2017 are the following:

•	increased equity ownership guidelines for the CEO and Senior Vice Presidents and extended the guideline to the Vice Presidents;
•	updated the comparator group used in benchmarking executive and director compensation;
•	oversaw compensation benchmarking for our executives;
•	made recommendations to the Board in respect of the compensation awarded to our CEO and Senior Vice Presidents and approved the compensation awarded to our Vice Presidents;
•	together with the Board, adopted a “Say on Pay” policy that provides a non-binding shareholder vote on our executive compensation program;

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•	considered changes to our long-term incentive (LTIP) program to add multi-year performance conditioning based on total shareholder return (TSR) compared with a group of our peers;
•	oversaw succession planning for our executives and made recommendations to the Board respecting the compensation of our new President and CEO and Senior Vice President and COO;
•	the Compensation Committee Chair, along with Hudbay’s Chairman, met with several of our largest shareholders to engage in discussions about Hudbay’s compensation and governance practices;
•	reviewed regulatory and compensation trends; and
•	reviewed and recommended the Board’s approval of the Statement of Executive Compensation in this Circular.

Role of Management

Members of senior management assist the Compensation Committee by compiling information to be used in the Compensation Committee’s determinations and reporting on historical compensation levels, methods of compensation, compensation practices of industry peers, achieved performance relative to corporate and individual objectives, succession planning and recent compensation trends and regulatory initiatives.

The Compensation Committee also relies on the CEO to review the performance of the other NEOs and make recommendations to the Compensation Committee in this regard. Given the direct reporting relationship between the CEO and the other NEOs, the Compensation Committee believes the CEO is in the best position to directly assess the performance of the other senior executives. While the CEO typically attends Compensation Committee meetings, he is not present during in camera sessions of the Compensation Committee or when the Compensation Committee is considering his performance or compensation.

Role of Compensation Consultant

To assist in carrying out its duties, the Compensation Committee has authority to retain and receive advice from legal and other advisers as it determines necessary, including the use of compensation consultants to assist in the evaluation of executive and director compensation.

Since 2009, the Compensation Committee has retained Hugessen Consulting Inc. to provide it with independent advice on executive and director compensation and related governance matters. The nature and scope of services provided by Hugessen to the Compensation Committee during 2016 included:

•	advice regarding NEO compensation levels;
•	support in drafting compensation disclosure for the 2016 management information circular;
•	providing insight on compensation practices during a CEO transition;
•	support in reviewing and developing recommendations on performance conditioning of LTIP awards;
•	reviewing and providing advice to the Compensation Committee regarding management-prepared materials and recommendations; and
•	attending Compensation Committee meetings.

The Compensation Committee reviews and considers the information and advice provided by Hugessen, among other factors, when it makes its recommendations to the Board for approval. The Board, however, makes the ultimate decisions with respect to executive compensation after considering the Compensation Committee’s recommendations.

Hugessen does not provide any services to management directly and work conducted by Hugessen raises no conflicts of interest. Any services provided by Hugessen require Compensation Committee pre-approval and the Chair of the Compensation Committee approves all invoices for work performed by Hugessen. The Compensation Committee reviews Hugessen’s performance at least annually.

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The table below outlines the fees paid to Hugessen over the last two years for services related to determining the compensation of our directors and officers. Hugessen did not provide any other services in either year.

2016		2015
Executive Compensation Related Fees	All Other Fees	Executive Compensation Related Fees	All Other Fees
$82,892	Nil	$90,650	Nil

Risk Mitigation

The Compensation Committee has considered the implications of the risks associated with our compensation policies and practices and has not identified any risks arising from such policies and practices that are reasonably likely to have a material adverse effect on Hudbay. The Compensation Committee noted that, while it is possible that linking the majority of our executives’ compensation to the achievement of annual corporate and individual objectives could encourage excessive risk-taking, it believes this risk is appropriately mitigated by, among other factors:

•	Vesting: long-term incentive share units vest after three years and motivate long-term rather than short-term performance;
•

Balanced Scorecard: a balanced number of annual performance objectives limits the impact any particular activity could have on the overall performance score, and our scorecard includes a number of multi-year strategic goals, including net asset value (NAV) per share;

•

Equity Ownership Guidelines: our senior executives are required to comply with our equity ownership guidelines (which were increased in January 2016; see “Equity Ownership Guidelines” for more details), which further aligns the interests of management and our shareholders;

•

Use of Compensation Consultant: our compensation consultant assists us by reviewing our executive and director compensation against the compensation paid by a comparator group of mining company peers and by providing independent advice to the Compensation Committee. This helps us to ensure our compensation levels and practices are reasonable and prudent while remaining competitive;

•	Anti-Hedging Policy: our Confidentiality and Insider Trading Policy prohibits our executives and directors from hedging against declines in their equity-based compensation;
•

Board Oversight of Performance Objective Setting: the Board’s oversight of the performance objective setting process reduces the possibility that the selected performance objectives and targets will encourage excessive risk taking; and

•

Board and Compensation Committee Discretion: the Compensation Committee and the Board have discretion to award higher or lower incentive-based compensation to our executives, where deemed appropriate, to reflect our overall performance and value created for our shareholders. The Compensation Committee exercised this discretion in both 2015 and 2016.

Executive Compensation Recoupment Policy

The Board, on the advice of the Compensation Committee, has adopted an executive incentive compensation recoupment policy to further align the interests of management and our shareholders. This policy permits the Board to recoup for the benefit of Hudbay the cash bonus and equity-based long-term incentive awards granted to the CEO and Senior Vice Presidents in the event there is (a) a restatement of our financial results due to material non-compliance with any financial reporting requirement under applicable securities laws, (b) such officers are determined to have engaged in fraud or intentional misconduct in connection with the restatement and (c) the cash bonus and equity-based long-term incentives would have been lower had they been calculated based on such restated financial statements. The executive incentive compensation recoupment policy applies to financial years commencing on or after January 1, 2015.

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2016 Benchmarking

As part of the Compensation Committee’s consideration of our executive compensation for 2016, the Compensation Committee engaged Hugessen to make recommendations on updating the pay comparator group of peer companies used to benchmark our compensation. The pay comparator group includes mid-tier base and precious metals companies. The Compensation Committee believes including precious metals producers in our comparator group is appropriate, as we compete with all mining companies for executives and other personnel with specialized skills and knowledge and there are a limited number of mid-tier base metals producers to use as comparators. The pay comparator group that was used in the benchmarking exercise undertaken by Hugessen in late 2015 to assist with 2016 compensation determinations consisted of the following mining companies whose revenues or assets (or both) were approximately one-third to three times Hudbay’s trailing 12-month assets and revenues when the peer group was developed (in mid-2015):

Company	Total Revenues(1)	Total Assets(1)
Lundin Mining Corporation	$2,460	$9,112
Sherritt International Corporation	$1,314	$5,632
IAMGOLD Corporation	$1,203	$5,094
New Gold, Inc.	$967	$4,879
Pan American Silver Corp.	$908	$2,445
KAZ Minerals plc	$866	$6,897
Centerra Gold Inc.	$834	$2,235
OZ Minerals Limited	$883	$2,376
B2Gold Corp.	$763	$2,588
Detour Gold Corporation	$782	$3,105
Thompson Creek Metals Company Inc.	$684	$3,246
Capstone Mining Corp	$612	$2,161
Hecla Mining Company	$601	$2,860
Katanga Mining Limited	n/a	$6,894

1. All financial figures in CAD $MM as at September 29, 2015, the time at which benchmarking for 2016 compensation was completed.

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Summary Statistics
	Total Revenues(1)	Total Assets(1)
75th Percentile	$967	$5,497
Median	$866	$3,175
25th Percentile	$763	$2,481
Hudbay Minerals Inc.	$1,180	$6,192

Hugessen’s benchmarking focused on the CEO and Senior Vice Presidents. Compensation for our Vice Presidents (including our fourth and fifth NEOs) is determined using industry surveys and internal considerations. The Compensation Committee believes that assessing compensation for Vice Presidents who are NEOs based on the pay comparator group benchmarking could result in an arbitrary disparity between the compensation received by these individuals and Hudbay’s other Vice Presidents.

Elements of Executive Compensation

The following table provides a summary of the key elements of our executive compensation program, which we believe form an appropriate mix of compensation:

Compensation Element	Description	Link to Compensation Objectives
Fixed Compensation
Base Salary	Annual cash compensation	Competitive, stable income enables attraction and retention
Retirement Benefits	Pension Plan	Rewards executives for long service to Hudbay enables attraction and retention
VariableCompensation
Short-Term Incentive Plan (STIP)	Annual cash bonus based upon corporate and individual performance	Links compensation to corporate and individual performance, which motivates executives to achieve objectives tied to operations, financial performance and growth
Long-Term Incentive Plan (LTIP)	Share units granted under our Long- Term Equity Plan, which vest and become payable after three years	Links compensation to corporate and individual performance, which motivates executives to achieve objectives tied to operations, financial performance and growth; provides link between compensation and share price (and, starting with compensation for 2017, relative share price performance against a performance comparator group), thereby aligning the interests of executives and shareholders; encourages retention
Other
Employee Share Purchase Plan	Voluntary program whereby participants may contribute a portion of their salary to acquire Hudbay shares, with a matching contribution from Hudbay	Motivates, attracts and encourages retention of executives and other employees and aligns their interests with those of our shareholders by encouraging voluntary equity participation in Hudbay

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Compensation Element	Description	Link to Compensation Objectives
Perquisites and Other Benefits	Includes fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who have been asked to relocate at Hudbay’s request	Represents an investment in the health and well- being of our executives and otherwise assists with attraction and retention

Base Salary

The Compensation Committee believes that the base salaries of our NEOs must be sufficiently competitive in the market to enable recruitment and encourage retention, while reflecting the scope of responsibility, skill and experience of each NEO. Encouraging retention is especially important in years when, due to low metals prices and other factors beyond our control, our financial performance warrants significantly lower annual bonuses and long-term incentive awards. At the same time, having a base salary that is a relatively low portion of overall compensation reflects our emphasis on linking executive compensation to our performance and aligning executives’ interests with long-term shareholder value creation. As base salary represents a reference for a number of other compensation elements, significant attention is paid to appropriately positioning salaries, taking into account the base salaries of individuals with similar roles within Hudbay and in the comparator group.

Short-Term Incentive Plan (STIP)

The STIP is an annual incentive bonus, normally paid in cash, and is a variable component of executive compensation based on corporate and individual performance. This form of short-term incentive motivates executives to achieve objectives that support the realization of shareholder value and enables recognition of initiatives that improve our operational efficiency, health, safety and environmental record, attainment of financial objectives and execution of strategic initiatives.

Long-Term Incentive Plan (LTIP)

The Compensation Committee believes that long-term equity-based compensation, in the form of share units, should form a significant portion of our NEOs’ overall compensation in order to provide a strong link between compensation and our total shareholder return, thereby aligning the interests of our executives and shareholders. The share unit awards are front-end performance-conditioned in that the actual aggregate value of share units granted in a given year is based on the achievement of corporate and individual performance objectives.

Long-term incentive share units are granted under our Long-Term Equity Plan. A share unit is a notional unit which, depending on its terms, is redeemable for either a Hudbay common share or a cash amount equal to the value of a common share at a future date, and may be made subject to vesting and performance criteria.

The Compensation Committee and our Board continue to believe that compensating NEOs and other eligible employees with share units provides superior alignment with shareholder interests compared to granting share options. Moreover, adding front-end performance conditions to our share unit grants further strengthens the alignment between executive compensation and performance, which drives sustainable shareholder value creation, consistent with our compensation philosophy and our commitment to responsible corporate governance.

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The Compensation Committee’s current policy is to not make share option grants to our executives and directors. No option grants have been made since 2010.

Long-Term Equity Plan (LTEP)

The LTEP provides for grants of equity-based long-term incentive awards in the form of share units for the purpose of advancing our interests and those of our affiliates through the motivation, attraction and retention of directors and eligible employees. While the LTEP permits the granting of a limited number of share units to non-employee directors, we do not make grants under the LTEP to our non-employee directors. Instead, all grants of equity-based compensation to our non-employee directors are provided pursuant to our Directors’ Deferred Share Unit Plan (see “Director Compensation” below).

Each grant of share units under the LTEP is evidenced by a grant letter, which may contain terms and conditions in addition to the terms and conditions of the LTEP.

The LTEP provides that share unit awards may be granted in a calendar year by the Board, or its delegate as set out in the LTEP, to participants as compensation for services rendered to us or an affiliate. The number of share units awarded will be credited to the participant’s account effective on the grant date of the share unit awards.

The table below provides a summary of the principal terms of the LTEP. For additional detail, please refer to the full text of the LTEP, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Provision	Description
Term / Entitlement Date	Although share units do not have a fixed term, the LTEP provides that the entitlement date, being the date on which share units vest and settle, is a date that is no later than December 31 of the third calendar year following the year in which the services corresponding to such share unit awards were performed.
Assignment	Except pursuant to a will or by the laws of descent and distribution, share units are not assignable or transferable.
Market Price	The LTEP provides that the market price of common shares (the “Market Price”) is the five day average of the closing price of the common shares on the TSX ending on the last trading day immediately preceding the grant date or entitlement date.
Settlement

Subject to the terms of the LTEP and the applicable share unit grant letter, on the entitlement date a share unit award will entitle the Participant to a payment in fully paid common shares or, at our option, the cash equivalent of such common shares.

The cash equivalent of common shares issuable pursuant to a share unit award is determined by multiplying the applicable number of share units by the Market Price on the applicable date.

Insider Participation Limit	The LTEP limits insider participation such that the maximum number of common shares (i) issuable, at any time, and (ii) issued within any one-year period, to insiders, under the LTEP and any other security based compensation arrangement of ours, is 10% of the total number of common shares then issued and outstanding.

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Provision	Description
Resignation and Termination

The LTEP provides that, in the event a participant who is an employee: (A) is terminated without cause, all share units credited to such Participant immediately vest and become payable on the date of termination; or (B) resigns or is terminated for cause, all share units credited to such Participant immediately terminate.

Change of Control

If a change of control occurs and a participant ceases to be an eligible employee within 12 months of such change of control (other than in connection with a termination for cause or resignation), all outstanding share units of such Participant will immediately vest. In the event of our wind-up, dissolution or liquidation, all share units outstanding will immediately vest.

Amendment Procedure

The LTEP provides that, without shareholder approval, the Board may make the following amendments to the LTEP:
(a)      amendments of a housekeeping nature;
(b)      an addition or a change to the vesting provisions of the LTEP;
(c)      a change to the termination provisions of a share unit or the LTEP;
(d)      amendments to reflect changes to applicable securities laws; and
(e)      amendments to ensure that the share units granted under the LTEP comply with any provisions respecting income tax and other laws in force in any country or jurisdiction of which a participant to whom a share unit has been granted may from time to time be resident or a citizen. All other amendments require shareholder approval.

Dividends

Each participant under the LTEP is granted additional share units equal to the aggregate amount of dividends that would have been paid to the participant if the share units in the participant’s account, if any, had been common shares, based on the Market Price of a common share on such date.

Retirement Benefits

In addition to rewarding employees for long service to Hudbay, the Compensation Committee recognizes that retirement benefits are required in order for our compensation program to be competitive with our peers.

Messrs. Hair, Bryson and Meagher participate in our defined benefit pension plan. The pension plan is based on 2% of the average of the member’s earnings during the 36 consecutive months of continuous service within the ten-year period immediately preceding the member’s retirement, death or termination of continuous service, in which the highest average is attained, multiplied by the member’s credited service. The benefit is normally payable at age 62 but can be paid up to 10 years earlier on a reduced basis (reduction of 4.8% per year for each year that retirement precedes age 62). Members in the pension plan may elect to make optional ancillary contributions to the plan in order to enhance the ancillary features of their pension. The cost of additional benefits is fully paid by the member and contributions cannot exceed an annual maximum of the lesser of 9% of the member’s earnings, or $18,787 for 2016.

The formula contains a partial offset for the Canada Pension Plan benefit. The pension is payable for life with a guaranteed period of five years. Pensions in excess of the Income Tax Act (Canada) maximum pension limits are provided under the defined benefit component of our supplemental pension plan.

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The NEOs may also make a one-time irreversible election to reduce their eligibility to participate in all or a portion of the annual incentive bonus plan in exchange for eligibility for supplementary pension credits under the defined contribution component of our supplemental pension plan. Supplementary pension credits are determined and awarded at the same time as annual incentive bonuses. The accounts are notional accounts which are secured with a letter of credit held in trust by a financial institution. The accounts are credited with interest equal to the annual yield rate of Government of Canada marketable bonds with average yields over 10 years. We do not match or otherwise make contributions to this defined contribution component of the supplemental pension plan.

Employee Share Purchase Plan

We maintain an Employee Share Purchase Plan (ESPP) for our executives and other eligible employees. Pursuant to the ESPP, participants may contribute between 1% and 10% of their pre-tax base salary to acquire Hudbay shares, which are acquired through open-market purchases. We make a matching contribution of 75% of the participant’s contribution, one-third of which is immediately applied toward the tax withholding obligation on our contribution. Shares purchased with our contribution may not be sold for 12 months and participants are subject to further restrictions on the number of transactions they may make and changes in their elected contribution.

Perquisites and Other Benefits

Perquisites and other benefits are intentionally limited and may include fitness memberships, comprehensive medical examinations, life and accident insurance, parking and housing and other subsidies and entitlements for executives who relocate at Hudbay’s request.

2016 Compensation Determinations

The Compensation Committee’s process for making its determinations in respect of 2016 compensation commenced in July 2015, when it confirmed the members of the pay comparator group that would be used to benchmark compensation. The Compensation Committee considered an updated benchmarking study at its meeting in November 2015 and had a preliminary discussion with management on the adoption of performance objectives for 2016. In December 2015, the Compensation Committee finalized its recommendations to the Board regarding 2016 compensation and performance targets. These recommendations were approved by the Board in January 2016.

Alan Hair was promoted to President and Chief Executive Officer effective January 1, 2016. In recommending his 2016 compensation to the Board, the Compensation Committee considered that Mr. Hair was a first time CEO and recommended that his target total direct compensation be positioned below the median of the pay comparator group and that of David Garofalo, his predecessor. Accordingly, the Board, upon the Compensation Committee’s recommendation, set Alan Hair’s base salary at $625,000 and approved STIP and LTIP targets of 90% and 185% of his base salary, respectively. This represented an approximately 50% increase in Mr. Hair’s total direct compensation at target compared to his role as Senior Vice President and COO and a discount of approximately 25% to Mr. Garofalo’s 2015 total direct compensation at target.

In connection with Cashel Meagher’s promotion from Vice President, South America Business Unit to Senior Vice President and COO, his base salary was set at $443,415 and his STIP and LTIP targets were set at 75% and 130% of his base salary, respectively. This amounted to a 48% year-over-year increase in Mr. Meagher’s total direct compensation at target and a 14% discount compared to Alan Hair’s 2015 compensation as COO.

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Aside from the increases in compensation in connection with Messrs. Hair’s and Meagher’s promotions (and the corresponding promotion of Mr. Caba to Vice President, South America Business Unit), there were no annual base salary increases for Hudbay’s executives and other non-unionized employees in 2016. Further, no changes were made to the target STIP and LTIP percentages for 2016 for David Bryson, Terry Linde or any of Hudbay’s other executives.

The base salaries of our NEOs are shown in the table below:

Name	Title	2015 Base Salary	2016 Base Salary
Alan Hair	President and CEO	$473,800	$625,000
David S. Bryson	Senior Vice President and CFO	$443,415	$443,415
Cashel A. Meagher (1)	Senior Vice President and COO	$409,185	$443,415
Terry Linde (2)	Vice President, Project Services	$396,397	$410,688
Eric Caba (3)	Vice President, South America Business Unit	$297,444	$390,816

1.

Mr. Meagher’s 2015 base salary was paid to him in United States dollars and was US$320,001. His 2015 salary was converted to Canadian dollars using the Bank of Canada’s annual average rate for 2015, which was US$1.00:Cdn$1.2787. Since July 1, 2016, Mr. Meagher’s salary has been calculated and paid in Canadian dollars.

2.

Mr. Linde’s base salary is paid to him in United States dollars and was US$310,000 as at December 31, 2015 (his pro-rated salary for 2015 was US$303,400) and US$310,000 in 2016. The salaries reflected in this table are in Canadian dollars and were converted using the Bank of Canada’s annual average rate for 2015 and 2016, which were US$1.00:Cdn$1.2787 and US$1.00:Cdn$1.3248, respectively.

3.

Mr. Caba’s base salary is paid to him in United States dollars and was US$232,614 in 2015 and US$295,000 in 2016. The salaries reflected in this table are in Canadian dollars and were converted using the Bank of Canada’s annual average rate for 2015 and 2016, which were US$1.00:Cdn$1.2787 and US$1.00:Cdn$1.3248, respectively.

The following table sets out the STIP and LTIP targets in 2016 for each NEO as a percentage of his respective base salary.

	Targets (% of Base Salary)		Performance Weighting
Name	STIP	LTIP Grant	Corporate	Individual
Alan Hair	90%	185%	100%	N/A
David S. Bryson	75%	130%	60%	40%
Cashel A. Meagher	75%	130%	60%	40%
Terry Linde	50%	70%	60%	40%
Eric Caba	50%	70%	60%	40%

Corporate Scorecard

Our executives’ annual incentive bonus (STIP) and long-term incentive awards (LTIP) are determined by a combination of individual and corporate performance. The corporate performance score accounts for 60% of our non-CEO NEOs’ STIP and LTIP grants. An individual performance score is determined for each of these executives and such score accounts for the remaining 40% of their STIP and LTIP grants. The Compensation Committee feels that this balance between corporate and individual performance ensures sufficient variability among awards, and ensures executives are rewarded for their individual achievements.

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The overall score for our non-CEO NEOs, based on the combined corporate and individual scores, and Mr. Hair’s overall score (based 100% on corporate performance) is used to determine the value of STIP and LTIP. The maximum score that can be awarded for superior performance is 200% of the target score and the minimum/threshold award is 0%. The Compensation Committee feels that providing for variability of awards is important in ensuring that executives are appropriately compensated for superior performance and that compensation is reduced significantly when performance is below expectations.

At the start of each year, the Board, upon the recommendation of the Compensation Committee, adopts its corporate scorecard, which sets forth key performance areas that guide and motivate our executives as they carry out Hudbay’s strategy over the course of the year. Performance is monitored throughout the year, and at year-end, the Compensation Committee assesses the company’s performance against each scorecard objective and considers all relevant factors, both positive and negative.

The 2016 corporate scorecard and the key factors that influenced the scores in each performance objective are set forth below.

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Category/Weight	Score	Compensation Committee Decision Factors
Operations – 50% Environment, Health and Safety	69/50 140/100	•	Total reportable injuries down over 30%, total reportable accident frequency lower and severity down nearly 40%, in each case in 2016 YTD compared to 2015 YTD
Production and cost performance	125/100	•	Strong safety culture in Peru and steps taken to change safety culture in Manitoba
		•	No significant environmental incidents
Relationships with key stakeholders,	150/100	•	Cu Eq production within guidance and ~97% of budget
regulators, governments, communities, etc.		•	Cash costs, sustaining cash costs and all-in sustaining cash cost >10% under original budget and tracking against revised budget
		•	Management change and metals price environment resulted in renewed focus on cost savings initiatives
		•	Continued strong management of potentially high-risk community issues, including recent occupation of Constancia pit and road blockades
		•	Otherwise, strong community relations in Peru have garnered recognition from the Canadian government and United Nations Development Panel
		•	Increased aboriginal engagement in Manitoba and socialization of Flin Flon community to eventual closure
Financial Excellence – 30%	22/30	•	operating cash flow of $387.9 million is 95% of budget ($406 million)
Operating Cash Flow (target of $406 million, with a $203 million threshold)	94/100	•	In Q1 (during a very difficult metals price environment) combined and restructured corporate revolver and the Constancia cost overrun facility into a single facility with two secured tranches with significant covenant flexibility, extended maturity and deferral of COF facility amortization
Access to/cost of capital	200/100
Share price performance vs. performance comparator group	0/100	•	Recent ratings agencies upgrades by Moodys (to B3) and S&P (restoring our B (stable) rating)
		•	Successful completion of bond re-financing
Growth in net asset value per share (between 5% and 8%)	0/100	•	>10% share price underperformance versus performance comparator group
		•	5% NAV accretion threshold not met
Growth – 20%	22.5/20	•	Rosemont project optimization has resulted in a more robust project with better returns. Although Army Corps decision remains pending, biological opinion was received and we achieved success in air permit and Pima County lighting code litigation
Project Development – time and budget management	125/100
Growth acquisitions, renewal of project pipeline and reserve/resource growth	100/100	•	Snow Lake engineering completed as planned and initial development of paste plant underway
		•	Some tonnage added at Lalor with resource to reserve conversion of gold zone by end of year; however, reduction in discretionary spending resulted in minimal exploration and a focus away from reserve/resource renewal
		•	Notwithstanding the focus on operational efficiency and fiscal prudence, greenfields projects added in Chile and Peru and junior exploration dollars being leveraged through the optioning of a number of properties to other companies
Total Score (unadjusted)	114%
Final Amended Score (after exercise of Board discretion to increase score)	140%

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On the Compensation Committee’s recommendation, the Board approved a corporate performance score of 114 out of 100. Hudbay’s compensation philosophy provides the Board with substantial discretion to consider all relevant factors in making compensation determinations. The Compensation Committee believes this is a critical responsibility and has applied this discretion in respect of 2015 and 2016 compensation. Upon recommendation from the Compensation Committee, and considering Hudbay’s strong operational and financial performance in a prolonged difficult market environment in 2016, the Board exercised its discretion to adjust the final corporate performance score from 114 out of 100 to 140 out of 100. In 2015, the Board exercised its discretion and reduced the corporate performance score by 25%.

Determination of Individual Performance

The individual performance score for each of our non-CEO NEOs represents 40% of his overall annual performance score. As with the corporate objectives, the non-CEO NEOs’ individual performance scores involve the application of judgment, with reference to key elements of their performance within their respective areas of responsibility. In making its determinations respecting the non-CEO NEOs’ individual performance scores, the Compensation Committee considered recommendations made by Mr. Hair.

Mr. Hair’s STIP and LTIP awards are determined 100% based on the corporate performance score. The Compensation Committee feels this is appropriate given the CEO’s responsibility for all aspects of corporate performance.

The table below shows the individual performance score of each non-CEO NEO, as well as the decision factors that were considered by the Compensation Committee in determining such scores.

Name	Individual Performance Scores	Decision Factors
David S. Bryson	54/40	•	Successfully restructured credit facilities in Q1/16 to weather depressed metal price environment
		•	Moved rapidly to capitalize on improved market conditions and refinanced bonds for substantial cost savings and term extension
		•	New bond indenture provides substantial financial flexibility to support Rosemont funding
		•	Corporate spending in line with reduced budget; new authorization for expenditures process implemented and long-range planning models enhanced
		•	Supported new CEO in establishing strong support with the investment community
		•	Initial quarterly business unit review meetings conducted

		•	Improvements in safety performance over 2015
Cashel A. Meagher	54/40	•	Met production guidance in Manitoba despite various issues
		•	Strong production at Constancia
		•	Cost cutting measures implemented successfully; met all-in sustaining costs targets
		•	Managed Constancia community issues very well
		•	Acquired exploration opportunities and target generation
		•	Constancia NI 43-101 Technical Report completed; Rosemont definitive feasibility study near completion
		•	Organizational improvements in Peru and new leadership in Manitoba
		•	Completed Constancia NI 43-101 Technical Report
Terry Linde	40/40	•	Used in-house project expertise in other business units
		•	In-house completion of improved Rosemont mine plan and definitive feasibility study
		•	Managed Snow Lake group of capital projects
		•	Helped acquire and review exploration opportunity in Chile

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		•	Managed to favourable outcome regarding mine invasion
Eric Caba	48/40	•	Completed trunnion change on time and budget
		•	Increased exploration footprint in Peru
		•	Improved safety statistics and implementation of Visible Felt Leadership
		•	Exceeded budget in copper produced
		•	Achieved better cost than budget
		•	Efficiency achieved in lower sustaining cost per unit in dam construction

Annual Incentive Bonus (STIP) in respect of 2016 Performance

Each NEO’s annual incentive bonus is determined by applying his overall performance score against the target bonus approved by the Board. The following table shows each NEO’s performance scores and target bonus for 2016 as well as the actual amount awarded to each such NEO for 2016.

Name	Individual Performance Scores	Corporate Performance Scores	Target Bonus (% of Base Salary)	100% of Bonus at Target	% of Target Bonus Awarded (2016 Perfor- mance Score)	Amount of Bonus Awarded
Alan Hair(1)	N/A	140%	90%	$562,500	140%	$787,500
David S. Bryson	135%	140%	75%	$332,561	138%	$458,935
Cashel A. Meagher	135%	140%	75%	$332,561	138%	$458,935
Terry Linde(2)	100%	140%	50%	$205,344	124%	$254,627
Eric Caba(2)	120%	140%	50%	$195,408	132%	$257,939

1.	The corporate performance score was used to determine 100% of Mr. Hair’s annual incentive bonus.
2.

Mr. Linde’s and Mr. Caba’s STIP are paid to them in United States dollars and were US$192,200 and US$194,700, respectively; these amounts were converted to Canadian dollars using the Bank of Canada’s annual average rate for 2016, which was US$1.00:Cdn$1.3248.

Long-Term Incentive Grant in Respect of 2016 Performance

In early 2017, the Board approved LTIP grants for our NEOs in respect of 2016 performance. As is the case with the STIP, the value of LTIP grants is determined by applying each of our NEO’s overall performance scores (based on combined individual and corporate performance scores) against the target LTIP grant approved by the Board.

40 | HUDBAY MINERALS INC.

The following table shows the LTIP awards granted to our NEOs in respect of 2016 performance.

Name	Target LTIP Grant (% of Base Salary)	100% of LTIP Grant at Target	% of Target LTIP Grant Awarded (2016 Perfor- mance Score)	Amount of LTIP Award	# of Share Units Granted(1)
Alan Hair	185%	$1,156,250	140%	$1,618,750	152,281
David S. Bryson	130%	$576,440	138%	$795,487	74,834
Cashel A. Meagher	130%	$576,440	138%	$795,487	74,834
Terry Linde(2)	70%	$284,292	124%	$352,522	33,163
Eric Caba(2)	70%	$270,536	132%	$357,107	33,594

1.

The 2016 LTIP grants were made on February 27, 2017. The grant price for the share units granted was based on the five day average of the closing price of Hudbay Shares on the Toronto Stock Exchange ending on the last trading day immediately preceding February 27, 2017, being $10.63.

2.

Because the LTIP awards were granted on February 27, 2017, for purposes of calculating their LTIP awards, Mr. Linde’s and Mr. Caba’s 2016 base salaries of US$310,000 and US$295,000, respectively, were converted to Canadian dollars using the Bank of Canada’s noon exchange rate on February 27, 2017, being US$1.00:Cdn$1.3101.

Tally Sheets and Realized/Realizable Compensation

As a part of its annual process, the Compensation Committee reviews a comprehensive analysis and summary of all components of total compensation and accumulated wealth for our CEO, CFO and COO, including base salary, STIP and LTIP grants, pension benefits and other benefits paid. The primary purpose of these “tally sheets” is to summarize the individual elements of NEO compensation and the estimated value of compensation and provide a historical summary of accumulated wealth for each such individual.

The Compensation Committee also reviews a report on realized and realizable pay, which outlines the differences between the target pay for each of the CEO, CFO and COO and their compensation earned and vested (realized) and the value of their LTIP awards that have not yet vested (realizable). These reports include a comparison of executive compensation against the shareholder experience and provide the Compensation Committee with additional perspective on the pay-for-performance linkage over time, which provides a basis for discussion around the effectiveness of current pay programs and their alignment with company performance and shareholder value creation.

The graph below illustrates Mr. Hair’s target total direct compensation compared to actual pay awarded and the realized/realizable compensation for the last five years. Note that the table below includes Mr. Hair’s compensation while he held three different roles, including Senior Vice President, Business Development & Technical Services (early 2012) and Senior Vice President and Chief Operating Officer (June 2012 to December 2015). Over the past five years, STIP and LTIP awarded to Mr. Hair has varied above and below target based on performance against corporate and individual performance objectives. Realized/realizable compensation has been generally aligned with shareholder experience over the stated performance periods due to the share-based nature of the LTIP awards. While the STIP is usually awarded in cash, in light of the industry environment in late 2015 and early 2016, and to conserve cash, the Board (on the recommendation of the Compensation Committee) determined that the 2015 STIP would be paid in share units that settle after three years. For 2015, realized/realizable compensation is tracking above target and awarded pay as the LTIP and STIP share units awarded in respect of 2015 performance were granted in March 2016 in a low share price environment. These awards have since benefitted from the significant share price appreciation that has taken place over the past year. Because all other NEOs have a similar compensation structure, Mr. Hair’s compensation is being depicted as a proxy for all NEO compensation.

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*As LTIP awarded in respect of 2016 performance was granted in early 2017, realized and realizable pay for this period is not yet applicable.
**Cumulative TSR reflects performance from January 1 of the stated year to a) the LTIP vesting date, or b) December 31, 2016 (for years where LTIP remains unvested and outstanding)

Where:

•	Target is annual base salary, target STIP award, and target LTIP award in respect of the performance year (STIP and LTIP are awarded shortly following year-end);
•

Awarded is annual base salary, actual STIP cash award paid (except in 2015, when STIP was awarded in the form of share units), and grant-date value of actual LTIP awarded (STIP and LTIP as disclosed in the Summary Compensation Table and based on annual performance score); and

•

Realized & Realizable is annual base salary, actual STIP cash award paid, and the value of LTIP vested and paid out (realized) or, if LTIP has not yet vested, the value of unvested LTIP outstanding as at December 30, 2016 (realizable). In the case of 2015, STIP was awarded in the form of share units and the value of these outstanding share units is shown as at December 31, 2016 (realizable).

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Executive Compensation Changes for 2017

In 2016, benchmarking was undertaken based on an updated comparator group reflecting Hudbay’s increased size and revenue. The benchmarking indicated that total direct compensation at target for each of Messrs. Hair, Bryson and Meagher was significantly below the pay comparator group median. The Board, on the Compensation Committee's recommendation, adjusted Mr. Hair's base salary from $625,000 to $750,000 and his STIP and LTIP targets from 90% and 185%, respectively, to 100% and 225%, respectively. Cashel Meagher's 2017 base salary was increased from $443,415 to $510,000 and his STIP and LTIP targets were raised from 75% and 130%, respectively to 80% and 150%, respectively. David Bryson's base salary was increased from $443,415 to $480,000 and his LTIP target was raised from 130% to 145%. These changes to their 2017 total direct compensation resulted in their respective compensation moving approximately two-thirds of the way from their 2016 compensation to the market median, with the intention that target compensation will be moved to the median over time.

Throughout 2016, the Compensation Committee undertook a comprehensive review of our long-term incentive plan (LTIP) design, including consideration of multi-year, forward-looking performance metrics. During the review, the Compensation Committee determined that there were a number of difficulties involved in adopting performance conditions based on increase to net asset value or other operational metrics. It was agreed that relative total shareholder return (TSR) represented the preferred method of performance conditioning for LTIP grants. However, the Compensation Committee also concluded that the differences between Hudbay and the proposed members of the performance comparator group meant that Hudbay’s relative share price performance may not always be a true reflection of Hudbay’s actual performance compared to its peers. As a result, the Board, on the Compensation Committee’s recommendation, adopted a relative TSR modifier, which will be applied to our LTIP grant in respect of 2017 performance and which gives the Board discretion to adjust the grant date value of LTIP grants by +/- 20% based on Hudbay’s one, three and five year performance against a performance comparator group. This modifier will be in addition to the front-end performance conditioning that is applied to our LTIP grants and will further enhance the alignment between executive compensation and the shareholder experience.

Equity Ownership Guidelines

The Board has established a policy that requires executives to own a minimum number of Hudbay shares and share units based on targets varying by position level. Any options held by the executives will not be counted towards the required equity holdings, however unvested share units will be. Executives subject to the guidelines have four years in which to attain the required equity holdings, and as their base salaries increase, they must continue to meet the guidelines, but they will have four years from the date of the increase to meet the additional requirement. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. In the event an executive does not meet the requirement, he or she will not be allowed to sell shares until the requirement is met.

In addition to the requirements imposed by the equity ownership guidelines, our NEOs and others who, from time to time, may be in possession of material non-public information are subject to restrictions on their ability to trade in our securities by our Confidentiality and Insider Trading Policy, which includes a prohibition on trading during our blackout periods and a requirement to obtain the approval of two members of our Disclosure Committee before making any trades or exercising options.

In January 2016, our equity ownership guidelines were amended to require that the CEO hold equity worth three times his base salary, the Senior Vice Presidents hold equity worth two times their base salaries and we introduced a new requirement that the Vice Presidents hold equity worth the amount of their base salaries. Our NEOs’ progress in meeting our share ownership guidelines as at March 15, 2017 is shown in the following table:

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Name	Share Ownership Guideline	Target Equity Required(1) ($)	Total Equity Ownership(2)		Value of Equity Ownership as a Percentage of Target (%)
			Share Units ($)	Hudbay Shares ($)
Alan Hair	Three times base salary	$2,250,000	3,397,350	875,200	190
David Bryson	Two times base salary	$960,000	2,290,292	515,945	292
Cashel Meagher	Two times base salary	$1,020,000	1,671,468	367,730	200
Terry Linde	Equal to base salary	$416,981	1,108,739	148,081	301
Eric Caba	Equal to base salary	$410,256	648,365	78,962	177

1.

Officers subject to the guidelines have four years in which to attain the required shareholdings and as their base salaries increase, they must continue to meet the guidelines, but will have four years from the date of the increase to meet the requirement. The Target Equity Required is based on our executives’ base salaries at March 15, 2017. The base salaries of Messrs. Linde (US$310,000) and Caba (US$305,000) were converted to Canadian dollars using the Bank of Canada’s noon exchange rate on March 15, 2017, being US$1.00:Cdn.$1.3451.

2.	Includes the grant date value of share units held and the acquisition value of Hudbay Shares held.

Employment Agreements

Each of the NEOs is party to an employment agreement with our company. The NEOs’ employment agreements establish their base salary and right to participate in our annual incentive bonus, long-term incentive and pension plans. Each of our NEOs is required by their respective employment agreements to not solicit officers, employees or agents of Hudbay for 12 months following the termination of their employment and they are also required to maintain the confidentiality of our confidential information. The following table summarizes the payments and benefits to which our CEO and other NEOs are entitled under their respective employment agreements following their involuntary termination without cause, or resignation for certain specified events, defined as “good reason”, including but not limited to a substantial change in the employment conditions or duties of the NEO that adversely affects the extent, nature or status of his responsibilities, any reduction in the NEO’s base salary, any transaction that results in a change in the status of Hudbay as a publicly-listed entity to one that is privately held, following which he is not appointed to continue in the same role, or any requirement that the NEO relocate.

Payment/Benefit	Alan Hair, David Bryson, Cashel Meagher	Terry Linde, Eric Caba
Salary and STIP to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination	All salary earned and not paid to the date of termination, plus a prorated STIP grant at target for the period from January 1 of the year of termination to the date of termination
Lump sum payment	An amount equal to 24 months’ base salary	An amount equal to 12 months’ base salary
Additional lump sum payment	An amount equal to 2 times the average annual incentive bonus earned over the two fiscal years immediately preceding the termination date	An amount equal to 1 times the average annual incentive bonus earned over the two fiscal years immediately preceding the termination date
Employee pension and benefit plans	Entitled to continue to participate for 24 months or receive a lump sum payment equal to the premium contributions and pension entitlements during a 24 month period	Entitled to continue to participate for 12 months or receive a lump sum payment equal to the premium contributions and pension entitlements during a 12 month period
Vesting of share units and share options	Share units and share options, if issued, shall become immediately vested and options will be exercisable in accordance with the terms of the Share Option Plan	Share units, if issued, will vestimmediately and share options will continue to vest in the ordinary course and be exercisable in accordance with the terms of the Share Option Plan

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Payments on Termination

The following table provides details regarding the estimated incremental payments to each of the NEOs assuming termination without cause on December 31, 2016:

Name	Pro-rated STIP to Date of Termination ($)	Severance (Multiple of Base Salary) ($)	Severance (Multiple of Average Bonus) ($)	Severance (Value of Benefits) ($)	Value of Immediately Vested Share Units ($)	Total ($)
Alan Hair	562,500	1,250,000	1,166,872	376,317	2,848,052	6,203,741
David S. Bryson	332,561	886,830	745,603	256,400	2,361,843	4,583,237
Cashel A. Meagher	332,561	886,830	655,753	202,681	1,367,100	3,444,925
Terry Linde(1)	205,344	410,688	219,407	29,415	1,222,551	2,087,405
Eric Caba(1)	195,408	390,816	189,303	24,121	452,423	1,252,071

1.	The compensation payable to Messrs. Linde and Caba was converted to Canadian dollars using the Bank of Canada’s annual average rate for 2016, being US$1.00:Cdn$1.3248.

Double-Trigger Payment on Termination

None of our NEOs is entitled to any payments or accelerated vesting of equity based awards in a circumstance where there is a change of control and they are not terminated or they do not resign for “good reason”, as described in more detail under “Employment Agreements” above. Such entitlements will only arise if their employment is terminated.

Performance Graphs

The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2011 against the cumulative total shareholder return of the S&P/TSX Composite Index and a custom index consisting of the following peers: Antofagasta, Turquoise Hill, Boliden, First Quantum, Lundin, Oz Minerals, Nevsun, Imperial and Capstone.

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(in Cdn. $)	2011	2012	2013	2014	2015	2016
Hudbay Minerals Inc. (TSX)	100	101	89	103	54	79
S&P/TSX Composite Index	100	107	121	134	123	149
Custom Group	100	96	87	85	65	98

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The following graph compares the yearly percentage change in the cumulative total shareholder return on the Toronto Stock Exchange for $100 invested in Hudbay Shares on December 31, 2011 against the total direct compensation (base salary, STIP and LTIP) for our CEO, CFO and COO in each given year.1 Except for 2012 and 2016, the trend in our CEO, CFO and COO total direct compensation has been similar to the trend in our share price performance. Total direct compensation of our CEO, CFO and COO was relatively flat from 2015 to 2016 because of the change in management and positioning of target total direct compensation of our new CEO and COO below that of their predecessors. Because the other NEOs have a majority of their incentive compensation determined based on our corporate performance score, we expect the trend in their compensation during this period to be similar to this graph.

1.

For 2011, the total direct compensation of David Garofalo (CEO), David Bryson (CFO) and Tom Goodman (COO) was used. For years 2012 through 2015, the total direct compensation of David Garofalo (CEO), David Bryson (CFO) and Alan Hair (COO as of June 2012) was used. For 2016, the total direct compensation of Alan Hair (CEO), David Bryson (CFO) and Cashel Meagher (COO) was used.

(in Cdn. $)	2011	2012	2013	2014	2015	2016
Hudbay Minerals Inc. (TSX)	100	124	115	170	105	105
Total Direct Compensation (CEO, CFO, COO)	100	101	89	103	54	78

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Summary Compensation Table

The following table provides information respecting compensation received in or in respect of the financial years ended December 31, 2016, 2015 and 2014 by each of the NEOs. In the share-based awards and annual incentive plan columns of our Summary Compensation Table, the awards disclosed for 2016, 2015 and 2014 are the amounts approved by the Board and awarded in early 2017, 2016 and 2015, respectively, in respect of the prior year’s performance.

Name and principal position	Year	Salary ($)	Share- based awards ($)	Option awards ($)	Non-equity incentive plan compensation		Pension Value ($)	All other compensation(1) ($)	Total compensation ($)
					Annual incentive plan ($)	Long-term incentive plan ($)
Alan Hair President and CEO	2016 2015 2014	625,000 473,800 460,000	1,618,750 647,163 744,096	- - -	787,500 379,372 434,056	- - -	136,210 135,160 60,361	61,487 45,707 39,705	3,228,947 1,681,202 1,738,218
David S. Bryson Senior Vice President and CFO	2016 2015 2014	443,415 443,415 430,500	795,487 496,891 704,642	- - -	458,935 286,668 411,041	- - -	127,130 130,010 92,018	51,487 46,409 37,856	1,876,454 1,403,393 1,676,057
Cashel A. Meagher Senior Vice President and COO	2016 2015 2014	443,415 409,185 336,641	795,487 288,905 376,803	- - -	458,935 196,818 236,323	- - -	108,340 91,810 41,780	342,219 517,039 388,351	2,148,396 1,503,757 1,379,898
Terry Linde(2) Vice President, Project and Technical Services	2016 2015 2014	410,688 387,958 327,845	352,522 265,330 297,957	- - -	254,627 180,757 261,620	- 569,022(3) -	- - -	39,736 114,042 265,928	1,057,573 1,517,109 1,153,350
Eric Caba(2) Vice President, South America Business Unit	2016 2015 2014	390,816 297,444 237,785	357,107 235,684 116,666	- - -	257,939 58,597 38,891	- - -	- - -	384,277 344,287 151,967	1,390,139 936,012 545,309

1.

In 2016, Messrs. Meagher and Caba received perquisites that, in the aggregate, amounted to greater than $50,000, most of which related to their relocation at Hudbay’s request and were granted in accordance with Hudbay’s Expatriate Mobility Policy. Such relocation benefits included a location premium (to recognize Messrs. Meagher and Caba for their acceptance of global assignments and possible living challenges that may be encountered in Peru), mobility premiums (to encourage Messrs. Meagher and Caba to accept their global assignments), housing allowances, a travel allowance, mobility premium for Mr. Meagher’s return to Toronto from Peru mid-2016, and tax gross-ups of the amount of taxes paid on the taxable portion of any such amounts. None of the other NEOs received perquisites that in the aggregate amounted to greater than $50,000. In addition to perquisites, amounts in this column include company contributions under our Employee Share Purchase Plan and the payment of dividend equivalents on share units held by the NEOs.

2.

Mr. Linde’s and Mr. Caba’s 2014, 2015 and 2016 compensation, and Mr. Meagher’s 2014 and 2015 compensation, was paid to them in United States dollars and was converted to Canadian dollars using the Bank of Canada’s annual average rates for 2014, 2015 and 2016 which were US$1.00:Cdn$1.1046, US$1.00:Cdn$1.2787 and US$1.00:Cdn$1.3248, respectively.

3.

Mr. Linde was awarded a completion bonus in the amount of US$445,000 on July 15, 2015 for the successful completion of the Constancia project. The completion bonus was converted to Canadian dollars using the Bank of Canada’s annual average rates for 2015, being US$1.00:Cdn$1.2787.

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Incentive Plan Awards

The following table provides information regarding the incentive plan awards for each NEO outstanding as of December 31, 2016.

Outstanding Option-based Awards and Share-based Awards

	Option-based Awards						Share-based Awards
Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money options($) (1)	Number of shares or units of shares that have not vested (#)(2)	Market or payout value of share- based awards that have not vested ($)(1)	Market or payout value of vested share-based awards not paid out or distributed ($)
Alan Hair	12-Mar-2007	75,000	75,000	20.80	12-Mar-2017	0.00	233,472	1,793,065	1,054,987
	20-Mar-2008	50,000	50,000	15.86	20-Mar-2018
David S. Bryson	-	-	-	-	-	-	192,058	1,475,002	886,841
Cashel A. Meagher	-	-	-	-	-	-	108,510	833,354	533,746
Terry Linde	-	-	-	-	-	-	95,038	729,893	492,658
Eric Caba	-	-	-	-	-	-	40,906	314,158	138,265

1.	Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $7.68 on December 30, 2016.
2.	Excludes the share units that vested on December 30, 2016.

NEO Options Exercised in 2016

The Compensation Committee’s current policy is not to make share option grants to our executives or directors. The only NEO that holds options is Mr. Hair and those were granted in 2007 and 2008. None of our NEOs exercised options in 2016.

Incentive Plan Awards Vested or Earned in 2016

The following table provides information regarding the value on pay-out or vesting of incentive plan awards for the financial year ended December 31, 2016.

Name	Option-based awards — Value vested during the year ($)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation — Value earned during the year(1)($)
Alan Hair	-	518,107	787,500
David S. Bryson	-	505,687	458,935
Cashel A. Meagher	-	225,091	458,935
Terry Linde(2)	-	194,298	254,627
Eric Caba(2)	-	20,116	257,939

1.	Represents the annual short term incentive bonus awarded in respect of 2016.
2.

Mr. Linde’s and Mr. Caba’s STIP are paid to them in United States dollars and were US$192,200 and US$194,700, respectively; these amounts were converted to Canadian dollars using the Bank of Canada’s annual average rate for 2016, which was US$1.00:Cdn$1.3248.

2017 MANAGEMENT INFORMATION CIRCULAR | 49

Pension Plan Benefits: Defined Benefit Plan

Name	Number of years credited service (#)	Annual benefits		Opening present value of defined benefit obligation ($)	Compensatory change ($)	Non- Compensatory change ($)	Closing present value of defined benefit obligation ($)
		At year end ($)	At age 65 ($)
Alan Hair	12.0	120,104	220,191	1,509,611	589,280	183,531	2,282,422
David S. Bryson	8.3	69,991	212,071	943,104	78,702	103,641	1,125,447
Cashel A. Meagher	8.1	55,377	198,673	765,159	230,961	101,628	1,097,748
Terry Linde(1)	—	—	—	—	—	—	—
Eric Caba(1)	—	—	—	—	—	—	—

1.	Messrs. Linde and Caba do not participate in any retirement arrangements sponsored by Hudbay.

Defined Contribution Plan — Supplemental Pension Plan(1)

Name	Accumulated value at start of year ($)	Compensatory ($)	Accumulated value at year end ($)
Alan Hair	1,397,223	0	1,423,902
David S. Bryson	—	—	—
Cashel A. Meagher	—	—	—
Eric Caba	—	—	—
Terry Linde	—	—	—

1.

Under the supplemental pension plan, the NEOs may make a one-time irreversible election to receive all or a portion of their future annual incentive bonuses as supplementary pension credits. See “Elements of Executive Compensation — Retirement Benefits.”

Director Compensation

Our director compensation program compensates non-executive directors (for purposes of this section, “Directors”) for the time and effort they are expected to devote to company matters. Executive directors (currently only our CEO) are compensated in their capacity as executives only.

The compensation arrangements for our Directors include a combination of cash retainers, equity-based retainers payable in DSUs and meeting fees. The amount of such retainers and fees payable in a calendar year are described below. These retainers and fees were approved by the Board effective January 1, 2015 and have not been increased since that date.

Position	Annual Cash Retainer $	Annual Equity-Based Retainer (1)	Board or Committee Meeting Fee(2)(3) $
Chairman	167,500	167,500	-
Director (other than Chairman)	50,000	80,000	1,500
Chair, Audit Committee	40,000	-	1,500
Chair, Compensation Committee	20,000	-	1,500
Chair, other Committee of the Board	10,000	-	1,500
Member, Committee	-	-	1,500

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1.	Payable in DSUs.
2.	Payable for meetings attended in person or via teleconference.
3.

Directors whose travel time within North America to attend a Board or Committee meeting is more than four hours are also entitled to a travel fee of $1,500 per meeting. Directors who are required to travel to or from Peru for a Board or Committee meeting are entitled to a travel fee of $6,000 per meeting.

Equity-based compensation for our Directors is awarded in the form of deferred share units (DSUs). As with the share units payable to our NEOs, DSUs, which are granted pursuant to our Directors’ Deferred Share Unit Plan, track the value of the Hudbay Shares. DSUs are vested at the time of grant but they are not paid out until a Director departs from the Board, at which time they are paid out in cash equal to the number of DSUs held multiplied by the price of the Hudbay Shares at the time the DSUs are paid. Ensuring that Directors have an equity interest in Hudbay helps to align the interests of our Directors with the long-term interests of our shareholders and is consistent with our desire to implement best practices in our compensation programs. To further align their interests with those of our shareholders, Directors may elect to have all or a portion of their cash retainer and meeting fees payable to them in DSUs.

Our Chairman’s compensation is based on a flat retainer of $335,000 (without an entitlement to meeting fees), which is split evenly between cash and DSUs. The Compensation Committee believes that paying the Chairman meeting fees would not adequately account for the significant amount of time he spends on company matters outside of formal board meetings and the flat fee enables him to be compensated for his overall contribution as Chairman.

Director Compensation Table

The following table sets out the compensation paid to each of our Directors in respect of the year ended December 31, 2016.

Name	Fees earned (1) ($)	Share-based awards (2) ($)	All other compensation (3) ($)	Total ($)
Tom A. Goodman	111,000	80,000	661	191,661
Igor Gonzales	93,500	80,000	505	174,005
Alan R. Hibben	-	187,500	2,634	190,134
W. Warren Holmes	180,500	167,500	4,040	352,040
Sarah B. Kavanagh	135,000	80,000	505	215,505
Carin S. Knickel	-	179,500	544	180,044
Alan J. Lenczner	95,000	80,000	1,018	176,018
Kenneth G. Stowe	94,500	80,000	816	175,316
Michael T. Waites	-	172,000	905	172,905

1.	Represents fees and retainers paid in cash. Directors can elect to have all or a portion of their cash retainers and meeting fees paid to them in DSUs.
2.	Represents fees and retainers paid in DSUs. The DSUs are vested at the time of grant and become payable to the directors upon their departure from the Board.
3.	Represents amounts paid in additional DSUs as dividend equivalents following the payment of our $0.01 per share dividend on March 31, 2016 and $0.01 per share dividend on September 30, 2016.

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Value on Pay-Out or Vesting of Incentive Plan Awards

Name	Option-based awards — Value vested during the year ($)	Share-based awards — Value vested during the year ($)(1)
Tom A. Goodman	—	80,000
Igor Gonzales	—	80,000
Alan R. Hibben	—	187,500
W. Warren Holmes	—	167,500
Sarah B. Kavanagh	—	80,000
Carin S. Knickel	—	179,500
Alan J. Lenczner	—	80,000
Kenneth G. Stowe	—	80,000
Michael T. Waites	—	172,000

1.

Represents the amount of DSUs granted to each director in respect of 2016 pursuant to our Directors’ DSU plan (excluding amounts paid in additional DSUs as dividend equivalents). DSUs are considered vested at the time of grant. For greater certainty, DSUs are not paid out until a Director departs from the Board. No share options have been granted to the current Directors and, accordingly, none of the Directors hold unvested equity awards.

Outstanding Share-Based Awards

The following table provides information regarding the share-based awards for each director outstanding as of December 31, 2016.

Name	Grant Date	Number of securities underlying options at the date of grant (#)	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date	Value of unexercised in-the- money (1) options ($)	Number of shares or units of shares that have not vested (#)	Market or payout value of share- based awards that have not (1) vested ($)	Market or payout value of vested share-based awards not paid out or (1) distributed ($)
Tom A. Goodman(2)	12-Mar-2007 20-Mar-2008	75,000 50,000	75,000 50,000	20.80 15.86	12-Mar-2017 20-Mar-2018	0.00	-	-	314,356
Igor Gonzales	-	-	-	-	-	-	-	-	254,249
Alan R. Hibben	-	-	-	-	-	-	-	-	1,148,130
W. Warren Holmes	-	-	-	-	-	-	-	-	1,681,348
Sarah B. Kavanagh	-	-	-	-	-	-	-	-	254,249
Carin S. Knickel	-	-	-	-	-	-	-	-	333,936
Alan J. Lenczner	-	-	-	-	-	-	-	-	451,711
Kenneth G. Stowe	-	-	-	-	-	-	-	-	374,201
Michael T. Waites	-	-	-	-	-	-	-	-	468,963

1.	Based on the closing price of Hudbay Shares on the Toronto Stock Exchange of $7.68 on December 30, 2016.
2.	The option-based awards were made to Mr. Goodman during his tenure as an executive officer of Hudbay.

52 | HUDBAY MINERALS INC.

Equity Ownership Guidelines for Directors

The Corporate Governance Guidelines adopted by the Board impose minimum equity ownership requirements on the directors, pursuant to which each director will be required to acquire Hudbay Shares or DSUs having an initial acquisition or grant date value equal to three times the aggregate value of his or her annual cash and equity retainer. For the purpose of determining the value of shares and share units held, the holdings will be based on the cost of acquisition or value at the time of grant. Directors are expected to achieve this level of ownership within five years from the date they become directors. The Directors’ progress in meeting our equity ownership guidelines as at March 15, 2017 is shown in the following table:

Name	Value of Equity Required ($)	Total Equity Ownership(1)($)	Target Achieved?(2)
Tom A. Goodman	390,000	462,227	Yes
Igor Gonzales	390,000	245,931	On track (3)
Alan R. Hibben	390,000	1,530,513	Yes
W. Warren Holmes	1,005,000	2,200,888	Yes
Sarah B. Kavanagh	390,000	245,931	On track (4)
Carin S. Knickel	390,000	297,092	On track(5)
Alan J. Lenczner	390,000	639,127	Yes
Kenneth G. Stowe	390,000	508,906	Yes
Michael T. Waites	390,000	645,745	Yes

1.	Includes the grant date value of share units and DSUs held and the acquisition value of common shares held.
2.

Directors are expected to achieve their level of ownership within five years from the date they became directors. When there is an increase to the annual retainer, directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer.

3.

Mr. Gonzales has until July 2018 to achieve his initial required ownership and, due to an increase in the cash and equity retainers on January 1, 2015, Mr. Gonzales has until July 2020 to achieve his additional required ownership.

4.

Ms. Kavanagh has until July 2018 to achieve her initial required ownership and, due to an increase in the cash and equity retainers on January 1, 2015, Ms. Kavanagh has until July 2020 to achieve her additional required ownership.

5.	Ms. Knickel has until May 2020 to achieve her required ownership.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information concerning our equity compensation plans as at December 31, 2016.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (2)	Weighted average exercise price of outstanding options, warrants and rights(3) ($)	Number of securities remaining available for future issuance under equity compensation plans (2)
Equity compensation plans approved by securityholders(1)	4,962,785	19.24	11,415,642
Equity compensation plans not approved by securityholders	-	-	-
Total	4,962,785	19.24	11,415,642

1.	Includes the Share Option Plan and LTEP, as approved by our shareholders at our 2008 and 2016 annual and special meetings, respectively.
2.	Assumes that all of the outstanding share units under our LTEP will be settled by the issuance of Hudbay Shares.
3.	Represents the weighted average exercise price of the outstanding options under our Share Option Plan.

2017 MANAGEMENT INFORMATION CIRCULAR | 53

If all of the outstanding options as at December 31, 2016 were exercised, the Hudbay Shares issued upon such exercise would have represented approximately 0.62% of our issued and outstanding Hudbay Shares as at such date. If all of the 3,492,408 outstanding share units under our LTEP as at December 31, 2016 were settled by the issuance of Hudbay Shares, the Hudbay Shares issued upon such settlement would have represented approximately 1.47% of our issued and outstanding Hudbay Shares as at such date.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of our directors or executive officers are aware of any material interest, direct or indirect, of any person who: (i) has been a director or executive officer of Hudbay at any time since January 1, 2016; (ii) is a proposed nominee for election; or (iii) is an associate or affiliate of any person described in (i) or (ii), in any of the matters to be acted upon at the Meeting other than the election of directors.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of our current or former directors, executive officers or employees or those of any of our subsidiaries had any indebtedness outstanding to Hudbay or any of our subsidiaries during the year ended December 31, 2016 or as at the date hereof. Additionally, Hudbay has not provided any guarantee, support agreement, letter of credit or other similar arrangement or undertaking in respect of any indebtedness of any such person to any other person or entity.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of the directors and executive officers of Hudbay, no “informed person”, any proposed nominee or any associate or affiliate of any informed person or proposed nominee, has had any material interest, direct or indirect, in any transaction since January 1, 2016, or has had any such interest in any proposed transaction that has materially affected us or would materially affect us or any of our subsidiaries. “Informed Person” means (a) a director or executive officer of Hudbay, (b) a director or executive officer of a person or company that is itself an informed person or subsidiary of Hudbay, (c) any person or company who beneficially owns, or controls or directs, directly or indirectly, Hudbay Shares carrying more than 10% of the voting rights attached to all of the Hudbay Shares, and (d) Hudbay, if we have purchased, redeemed or otherwise acquired any of our securities, for so long as we hold any of our securities.

DIRECTORS’ AND OFFICERS’ INSURANCE AND INDEMNIFICATION

We have purchased insurance for the benefit of the directors and officers of Hudbay and its subsidiaries against any liability incurred by them in their capacity as directors and officers, subject to certain limitations contained in the Canada Business Corporations Act. The annual premium for such insurance is US$619,700. The policy provides an annual aggregate coverage limit of US$60 million in the policy year.

In accordance with the provisions of the Canada Business Corporations Act, our By-law provides that we will indemnify a director or officer, a former director or officer, or another individual who acts or acted at our request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or to satisfy a judgment, reasonably incurred in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of the association with us or other entity, if:

•

the individual acted honestly and in good faith with a view to our best interests or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our request; and

54 | HUDBAY MINERALS INC.

•	in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual has reasonable grounds for believing that the individual’s conduct was lawful.

We have entered into indemnification agreements with each of our directors and officers, which agreements provide that we undertake and agree to indemnify the director or officer to the fullest extent permitted by law, against any reasonable expense that the director may suffer or incur in respect of any claim, action, suit or proceeding (including, without limitation, any claim, demand, suit, proceeding, inquiry, hearing, discovery or investigation whether civil, criminal, administrative or investigative and whether brought by or on behalf of us or otherwise) involving the director or officer or to which the director or officer is made party and which arises as a direct or indirect result of the director or officer being or having been a director or officer of Hudbay, including any act or thing done or not done in the director’s capacity as director or officer provided the director has acted as set out above in accordance with our By-law.

If we become liable under the terms of our By-law or the indemnification agreements, the insurance coverage will extend to such liability; however, each claim will be subject to a deductible of US$500,000.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We file reports and other information with the Canadian Securities Administrators. These reports and information are available to the public free of charge on SEDAR at www.sedar.com and on EDGAR at www. sec.gov. Financial information is provided in our audited comparative consolidated financial statements and management’s discussion and analysis for the year ended December 31, 2016, which can be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Our shareholders may also request copies of these documents from our Vice President and General Counsel by telephone at (416) 362-8181 or by e-mail at info@hudbay.com.

2017 MANAGEMENT INFORMATION CIRCULAR | 55

DIRECTORS’ APPROVAL

The contents of this Circular and the sending thereof to our shareholders have been approved by the of Directors of Hudbay Minerals Inc.

By Order of the Board of Directors

W. Warren Holmes, Chairman

March 31, 2017

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SCHEDULE “A”

HUDBAY MINERALS INC.
(the “Company”)
CORPORATE GOVERNANCE
GUIDELINES AND BOARD MANDATE
_______________________________

Introduction

The Board of Directors is committed to fulfilling its statutory mandate to supervise the management of the business and affairs of the Company with the highest standards of ethical conduct and in the best interests of the Company and its shareholders. The Board of Directors, acting on the recommendation of its Corporate Governance and Nominating Committee, has adopted these corporate governance guidelines to promote the effective functioning of the Board of Directors and its committees, to promote the interests of shareholders, and to establish a common set of expectations as to how the Board of Directors, its various committees, individual directors and senior management should perform their functions.

Guidelines

Board of Directors’ Responsibilities

The business and affairs of the Company are managed by or under the supervision of the Board of Directors in accordance with applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The responsibility of the Board of Directors is to provide direction and oversight. The Board of Directors approves the strategic direction of the Company and oversees the performance of the Company's business and senior management. The senior management of the Company is responsible for presenting strategic plans to the Board of Directors for review and approval and for implementing the Company's strategic direction.

In performing their duties, the primary responsibility of the directors is to exercise their business judgment in what they reasonably believe to be the best interests of the Company. In discharging that obligation, directors should be entitled to rely on the honesty and the integrity of the Company's senior management and outside advisors and auditors. The directors also should be entitled to have the Company purchase reasonable directors' and officers' liability insurance on their behalf, and to the benefits of indemnification to the fullest extent permitted by applicable law and to exculpation as provided by applicable law.

In fulfilling its statutory mandate and discharging its duty of stewardship of the Company, the Board of Directors assumes responsibility for those matters set forth in its Charter (which also is its mandate), a copy of which is attached as Schedule 1.

Board of Directors’ Size

It is the current view of the Board of Directors that the Board of Directors should consist of no more than 13 members to facilitate its effective functioning.

Chairman of the Board of Directors

The Chairman should be a director who is independent and not a member of senior management who is appointed by the Board of Directors.

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Board Selection and Diversity

The Corporate Governance and Nominating Committee is responsible for identifying and recommending to the Board of Directors individuals qualified to become members of the Board of Directors. In assessing individual director nominees, the Corporate Governance and Nominating Committee considers:

  relevant skills and expertise in areas including leadership, mining, finance and mergers and acquisitions, operations, international business, government relations, environment, health, safety and sustainability, human resources and executive compensation, corporate governance, risk management, marketing and legal and regulatory, judgment and character,
  diversity, including diversity of gender, viewpoints, backgrounds, experiences and other demographics, and the extent to which the interplay of an individual’s expertise, skills, knowledge and experience with that of other members of the Board of Directors will build a board that is effective, diverse, collegial and responsive to the needs of the Company.

The Corporate Governance and Nominating Committee will review the Board of Directors’ skills matrix to help identify areas for strengthening the Board of Directors, if any, and address them through the recruitment of new members. In addition to its own search for director nominees, the Corporate Governance and Nominating Committee may engage experienced and independent external consultants. When engaging the services of search consultants, the Corporate Governance and Nominating Committee instructs them to have broad selection criteria that include a mix of skills and expertise, and to identify candidates who are diverse in all aspects, including gender.

The Corporate Governance and Nominating Committee also will be responsible for initially assessing whether a candidate would be independent (and in that process applying the Categorical Standards for Determining Independence of Directors that are appended to the Board of Directors Charter) and advising the Board of Directors of that assessment.

The Board of Directors, taking into consideration the recommendations of the Corporate Governance and Nominating Committee, will be responsible for selecting the nominees for election to the Board of Directors, for appointing directors to fill vacancies, and determining whether a nominee or appointee is independent.

Election of Directors

Each director should be elected by the vote of a majority of the shares represented in person or proxy at any meeting for the election of directors. If any nominee for election as director receives, from the shares voted at the meeting in person or by proxy, a greater number of votes “withheld” than votes “for” his or her election, the director must immediately tender his or her resignation to the Chairman of the Board of Directors following the meeting, to take effect upon acceptance by the Board of Directors. The Corporate Governance and Nominating Committee will expeditiously consider the director’s offer to resign and make a recommendation to the Board of Directors whether to accept that offer. The Board of Directors will accept the offer to resign absent exceptional circumstances and within 90 days of the meeting of shareholders, the Board of Directors will make a final decision concerning the acceptance of the director’s resignation and announce that decision by way of a news release. Any director who tenders his or her resignation will not participate in the deliberations of the Board of Directors or any of its committees pertaining to the resignation. This process applies only in circumstances involving an “uncontested” election of directors – where the number of director nominees does not exceed the number of directors to be elected and where no proxy materials are circulated in support of one or more nominees who are not part of the slate supported by the Board of Directors for election at the meeting. If any director fails to tender his or her resignation as contemplated in this paragraph, the Board of Directors will not re-nominate that director. Subject to any corporate law restrictions, where the Board of Directors accepts the offer of resignation of a director and that director resigns, the Board of Directors may exercise its discretion with respect to the resulting vacancy and may, without limitation, leave the resultant vacancy unfilled until the next annual meeting of shareholders, fill the vacancy through the appointment of a new director whom the Board of Directors considers to merit the confidence of the shareholders, or call a special meeting of shareholders to elect a new nominee to fill the vacant position.

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Continuation as a Director

The Board of Directors does not believe it is appropriate to have an arbitrary age or term limit for service on the Board. Instead, the Board will focus on renewal and will be vigilant in monitoring the performance of each director and ask directors who are no longer able to contribute effectively due to age or other factors to step down from the Board.

When a director's principal occupation or business association changes substantially from the position he or she held when originally invited to join the Board of Directors (determined by reference to factors such as country of principal residence, industry affiliation, etc.), that director should tender a letter of proposed resignation to the Chair of the Corporate Governance and Nominating Committee. The Corporate Governance and Nominating Committee will review that director's continuation on the Board of Directors and recommend to the Board of Directors whether, in light of all the circumstances, the Board of Directors should accept the proposed resignation or request that the director continue to serve.

Committee Membership

Each of the Audit Committee, the Compensation Committee, the Corporate Governance and Nominating Committee, the Environmental, Health, Safety and Sustainability Committee and the Technical Committee will be composed of no fewer than three members, each of whom will satisfy the membership criteria set out in the relevant committee charter. Members of committees will be appointed by the Board of Directors upon the recommendation of the Corporate Governance and Nominating Committee. The Board of Directors, taking into account the recommendation of the Corporate Governance and Nominating Committee, generally will designate one member of each committee as chair of that committee. Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee. Membership on these committees, including the person serving as Chair, should be changed from time to time in order to allow for new perspectives, keeping in mind the skills required to serve on each committee.

Evaluating Board of Directors and Committee Performance

The Board of Directors and each committee under the guidance and direction of the Corporate Governance and Nominating Committee will:

  Conduct an annual self-evaluation; and
  Periodically review and assess the adequacy of its Charter and the position description for the Chairman and recommend any improvements to the Corporate Governance and Nominating Committee for recommendation to the Board of Directors.

Authority to make minor technical amendments to the Charters may be made by the head of the Legal group, who will report any such amendments to the Board of Directors, or the relevant committee, at its next regular meeting.

Board of Directors and Committee Meetings

Quorum for the transaction of business at any meeting of the Board of Directors or committee, as the case may be, shall be a majority of the number of members or such greater number as the Board or committee shall by resolution determine. The powers of the board or committee, as the case may be, may be exercised at a meeting at which a quorum is present in person or by telephone or other electronic means or by a resolution signed by all members entitled to vote on that resolution. Each member (including the Chair) is entitled to one (but only one) vote in any proceedings.

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Meetings of the Board of Directors or committee, as the case may be, shall be held from time to time and at such place as a member of the Board of committee may request upon 48 hours prior notice. The notice period may be waived by a quorum of the Board or the committee.

To ensure free and open discussion and communication among directors, the independent directors will meet in executive session (with no members of senior management or non-independent directors present) after every regularly scheduled meeting of the Board of Directors and otherwise as those directors determine. The Chairman will preside at these executive sessions, unless the directors present at such meetings determine otherwise. Any interested party may communicate directly with the Chairman, who may invite such person to address an executive session.

Unless the Chair of a committee otherwise determines, the agenda, materials and minutes for each committee meeting will be available on request to all directors, and all directors will be free to attend any committee meeting. All meetings of a committee will have a session in which the members of the committee will meet with no non-committee members present and, at any time in a meeting of a committee, directors who are not members may be asked to leave the meeting to ensure free and open discussion and communication among members of the committee. Directors who are not members of a committee will not be compensated for attending meetings of that committee.

Director Compensation

As provided for in the Compensation Committee’s Charter, the form and amount of director compensation will be determined by the Board of Directors upon the recommendation of the Compensation Committee.

Share Ownership Guidelines

Each director is required to acquire common shares of the Company having an initial acquisition value equal to three times his or her annual retainer. Directors are expected to achieve this level of ownership within five years from the date they become directors. Directors may apply the deferred share units that they receive as payment for all or part of their annual retainer towards this minimum equity ownership requirement. If the annual retainer is increased, all directors are required to achieve the increased minimum equity ownership level within two years of the effective date of the increase in the annual retainer. For greater certainty, the determination as to whether a director has met this minimum equity ownership level will be made with reference to the value of the common shares (or deferred share units) at the time of their acquisition, and not the then current market price.

Expectations of Directors

The Board of Directors has developed a number of specific expectations of directors to promote the discharge by the directors of their responsibilities and to promote the efficient conduct of the Board of Directors.

Commitment and Attendance. All directors should strive to attend all meetings of the Board of Directors and the committees of which they are members. Attendance by telephone or video conference may be used when necessary to facilitate a director's attendance.

Participation in Meetings. Each director should be sufficiently familiar with the business of the Company, including its financial statements and capital structure, and the risks and the competition it faces, to ensure active and effective participation in the deliberations of the Board of Directors and of each committee on which he or she serves.

Loyalty and Ethics. In their roles as directors, all directors owe a duty of loyalty to the Company. This duty of loyalty mandates that the best interests of the Company take precedence over any other interest possessed by a director. Directors should conduct themselves in accordance with the Company's Code of Business Conduct and Ethics.

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Interlocking Directorships. Without the approval of the Corporate Governance and Nominating Committee, no director should serve on more than one other public company board of directors on which another director of the Company serves.

Contact with Senior Management and Employees. All directors should be free to contact the Chief Executive Officer and other members of the Company’s senior management at any time to discuss any aspect of the Company's business. The Board of Directors expects that there will be frequent opportunities for directors to meet with the Chief Executive Officer and other members of senior management in meetings of the Board of Directors and committees, or in other formal or informal settings.

Confidentiality. The proceedings and deliberations of the Board of Directors and its committees are confidential. Each director will maintain the confidentiality of information received in connection with his or her service as a director.

Orientation and Continuing Education

Senior management, working with the Board of Directors, will provide appropriate orientation and education for new directors to familiarize them with the Company and its business, as well as the expected contribution of individual directors. All new directors will participate in this program orientation and education, which should be completed within four months of a director first joining the Board of Directors. In addition, senior management will schedule periodic presentations for the Board of Directors to ensure they are aware of major business trends and industry practices as and when required.

Shareholder Engagement

The Board of Directors is committed to engaging in constructive communications with the Company’s shareholders. As a result, the Board of Directors, acting on the recommendation of the Corporate Governance and Nominating Committee, has adopted a Shareholder Engagement Policy in order to promote open and sustained dialogue with the Company’s shareholders.

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SCHEDULE 1

HUDBAY MINERALS INC.
(the “Company”)
BOARD OF DIRECTORS CHARTER

The Board of Directors is elected by the Company’s shareholders to supervise the management of the business and affairs of the Company, in the best interests of the Company. The Board of Directors shall:

•

Review and approve the strategic plan and business objectives of the Company that are submitted by senior management and monitor the implementation by senior management of the strategic plan. During at least one meeting each year, the Board of Directors will review the Company’s long term strategic plans and the principal issues that the Company expects to face in the future.

•

Review the principal strategic, operational, reporting and compliance risks for the Company and oversee, with the assistance of the Audit Committee, the implementation and monitoring of appropriate risk management systems and the monitoring of risks.

•

Ensure, with the assistance of the Corporate Governance and Nominating Committee, the effective functioning of the Board of Directors and its committees in compliance with the corporate governance requirements of applicable legislation, and that such compliance is reviewed periodically by the Corporate Governance and Nominating Committee.

•	Ensure internal controls and management information systems for the Company are in place and are evaluated and reviewed periodically on the initiative of the Audit Committee.
•

Assess the performance of the Company’s senior management, including monitoring the establishment of appropriate systems for succession planning (including the development of policies and principles for Chief Executive Officer selection and performance review and policies regarding succession in an emergency or upon retirement of the Chief Executive Officer) and for periodically monitoring the compensation levels of such senior management based on determinations and recommendations made by the Compensation Committee.

•	Ensure that the Company has in place a policy for effective communication with shareholders, other stakeholders and the public generally.
•

Review and, where appropriate, approve the recommendations made by the various committees of the Board of Directors, including, without limitation, to: select nominees for election to the Board of Directors; appoint directors to fill vacancies on the Board of Directors; appoint members of the various committees of the Board of Directors; and, establish the form and amount of director compensation.

Composition

The Board of Directors should be diverse in gender, viewpoints, backgrounds and other demographics and collectively should possess a broad range of skills, expertise, industry and other knowledge, and business and other experience useful to the effective oversight of the Company’s business. A majority of the Board of Directors should meet the independence requirements of applicable legislation, regulatory requirements and policies of the Canadian Securities Administrators. The Board of Directors has adopted a set of categorical standards for determining whether directors satisfy those requirements for independence. A copy of those standards is attached as Appendix A. The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, shall designate the Chairman by majority vote of the Board of Directors.

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Committees

The Board of Directors may delegate authority to individual directors and committees where the Board of Directors determines it is appropriate to do so. The Board of Directors expects to accomplish a substantial amount of its work through committees and shall form at least the following four committees: the Audit Committee, the Compensation Committee, and the Corporate Governance and Nominating Committee and the Environmental Health, Safety and Sustainability Committee. The Board of Directors may, from time to time, establish or maintain additional standing or special committees as it determines to be necessary or appropriate. Each committee should have a written charter and should report regularly to the Board of Directors, summarizing the committee’s actions and any significant issues considered by the committee.

Independent Advice

In discharging its mandate, the Board of Directors shall have the authority to retain (and authorize the payment by the Company of) and receive advice from special legal, accounting or other advisors as the Board of Directors determines to be necessary to permit it to carry out its duties.

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APPENDIX A

HUDBAY MINERALS INC.
(the “Company”)
CATEGORICAL STANDARDS FOR
DETERMINING INDEPENDENCE
OF DIRECTORS

For a director to be considered independent under the policies of the Canadian Securities Administrators, he or she must have no direct or indirect material relationship with the Company, being a relationship that could, in the view of the Board of Directors, reasonably interfere with the exercise of a Director’s independent judgment.

The Board of Directors, upon the recommendation of the Corporate Governance and Nominating Committee, has considered the types of relationships that could reasonably be expected to be relevant to the independence of a director of the Company. The Board of Directors has determined that:

1.	A director’s interests and relationships arising solely from his or her (or any immediate family members’1) shareholdings in the Company are not, in and of themselves, a bar to independence.
2.

Unless a specific determination to the contrary is made by the Corporate Governance and Nominating Committee as a result of there being another direct or indirect material relationship with the Company, a director will be independent unless currently, or at any time within the past three years, he or she or any immediate family member:

•

Employment. Is (or has been) an officer or employee (or, in the case of an immediate family member, an executive officer) or (in the case of the director only) an affiliate [2] of the Company or any of its subsidiaries or affiliates (collectively, the “Company Group”) or is actively involved in the day-to-day management of the Company;

•

Direct Compensation. Receives (or has received) direct compensation during any twelve-month period from the Company Group (other than director fees and committee fees and pension or other forms of deferred compensation for prior service, provided it is not contingent on continued service)[3];

•

Auditor Relationship. Is (or has been) a partner or employee of a firm that is the Company’s internal or independent auditor (provided that in the case of an immediate family member, he or she participates in its audit, assurance or tax compliance (but not tax planning practice)) and if during that time, he or she or an immediate family member was a partner or employee of that firm but no longer is such, he or she or the immediate family member personally worked on the Company’s audit;

•

Material Commercial Relationship. Has (or has had), or is an executive officer, employee or significant shareholder of a person that has (or has had), a significant commercial relationship with the Company Group.

Notes:
1.

A (i) spouse, parent, child, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law, or (ii) any person (other than domestic employees) who shares that director’s home.

2.

A company is a subsidiary of another company if it is controlled, directly or indirectly, by that other company (through one or more intermediaries or otherwise). An “Affiliate” of a person is a person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with the first person.

3.

Employment as an interim chair or an interim Chief Executive Officer need not preclude a director from being considered independent following the end of that employment. Receipt of compensation by an immediate family member need not preclude a director from being independent if that family member is a non-executive employee.

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•

Cross-Compensation Committee Link. Is employed as an executive officer of another entity whose compensation committee (or similar body) during that period of employment included a current executive officer of the Company.

•	Material Association. Has (or has had) a close association with an executive officer of the Company.

Notwithstanding the foregoing, no director will be considered independent if applicable securities legislation, rules or regulations expressly prohibit such person from being considered independent.

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